Filed Pursuant to Rule 424(b)(1)
Registration File No.: 333-120103

PROSPECTUS

6,000,000 Shares

Common Stock

We are selling 3,682,176 shares of our common stock and the selling stockholders are selling 2,317,824 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock will begin trading on the Nasdaq National Market under the symbol "MJES" commencing January 26, 2005. Previously, our common stock was quoted on the OTC Bulletin Board. The last sale price of our common stock as reported on the OTC Bulletin Board on January 24, 2005 was $16.25 per share.

Investing in our common stock involves risks including those described in the "Risk Factors" section beginning on page 6 of this prospectus.

PRICE $12.50 PER SHARE

	Per Share	Total
Public offering price	$12.50	$75,000,000
Underwriting discounts and commissions	$0.8125	$4,875,000
Proceeds, before expenses, to us	$11.6875	$43,035,432
Proceeds, before expenses, to the selling stockholders	$11.6875	$27,089,568

The underwriters may also purchase up to an additional 540,000 shares from us and 360,000 shares from selling stockholders at the public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about January 31, 2005.

RBC CAPITAL MARKETS	JMP SECURITIES
HARRIS NESBITT	WEDBUSH MORGAN SECURITIES INC.

January 25, 2005

PlayStation 2
BLOODRAYNE
PSYCHONAUTS
Coming Soon
JAWS
THE GAME
ADVENT
GAMES
MONSTER TRUCKS
ULTRA BUST-A-MOVE
TEXAS HOLD'EM POKER
Frogger's Adventures
WE'RE NOT JUST
MAJESCO
PLAYING GAMES
VIDEOS
GAME BOY ADVANCE VIDEO
DRAGON BALL GT
Nick
wireless link
WORKS WITH HUNDREDS OF GAMES!
GADGETS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Unless the context requires otherwise, in this prospectus the terms "we," "our," "us," "the Company" and "Majesco" refer to Majesco Holdings Inc. and its wholly-owned subsidiary, Majesco Sales Inc.

We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including Majesco and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

Industry data in this prospectus has been gathered from published sources that were not specifically prepared or approved for use in this prospectus, is used by permission, and is subject to copyright by the sources cited, with all rights reserved.

i

PROSPECTUS SUMMARY

The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus.

Our Business

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. We have developed our retail and distribution network relationships over our 18-year history.

Our Market and Offerings

The digital entertainment product industry is comprised of video game hardware platforms, video game software, video content and digital media peripherals and applications. Within this industry, worldwide sales of video game hardware and video game software were approximately $23 billion in 2003 and are expected to grow to over $31 billion in 2009, according to DFC Intelligence.

We provide offerings for all major current-generation interactive digital entertainment hardware platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We are also developing offerings for next-generation home game consoles, including Sony's PlayStation 3, Microsoft's Xbox 2 and next-generation portable handheld game devices, including Nintendo's DS and Sony's PSP.

Our video game titles are targeted at various demographics at a range of price points, from lower-priced "value" titles to premium-priced "frontline" titles. Our value titles include proprietary properties, such as Quad: Desert Fury and Texas Hold 'Em, and well-known licensed properties, such as Frogger's Adventure and Pac-Man Collection. We expect to continue to release new value titles on a regular basis. Our frontline titles include BloodRayne, which has sold more than 600,000 units worldwide, and its sequel, BloodRayne 2, which was released in October 2004. We collaborate and enter into agreements with leading content providers and video game development studios for the development of our frontline titles. We expect to expand our frontline titles by releasing several new titles in 2005, including, Advent Rising, which is anticipated to be the first in a trilogy of epic science fiction games developed in collaboration with award-winning science fiction author Orson Scott Card, Jaws, which is based on the well-known classic film and Psychonauts, which is being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Our GBA Video content titles, which utilize our proprietary video compression technology, allow GBA users to view up to 45 minutes of video content on each of our GBA Video cartridges. Nintendo's GBA North American installed base was approximately 29 million units as of September 2004, according to Nintendo. Since the retail launch of our GBA Video titles in May 2004, we have released more than 20 of these titles and sold more than three million units. Our GBA Video cartridges were the first such products sold, and we are currently the only third party to have obtained approval from Nintendo to sell GBA Video products. We offer a variety of GBA Video titles today that are primarily targeted at the youth market and are based on popular Cartoon Network, Disney, FUNimation and Nickelodeon characters, such as Code Name: Kids Next Door, Dragon Ball GT, Fairly OddParents, Kim Possible, Lilo & Stitch and SpongeBob SquarePants. We intend to actively pursue licenses for new, top-quality video content, introduce new GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

We design, manufacture and market a line of innovative digital media peripherals and applications, which we also refer to as "gadgets," including GBA wrap-around style headphones, GBA "wireless link" and "wireless messenger" applications and stand-alone TV Arcade "plug-and-play" video game systems. We are the only third party that Nintendo has approved to sell GBA headphones and we believe we are currently the only seller of wireless applications for the Nintendo GBA. Our GBA headphones were launched in May 2004 and our GBA wireless applications and stand-alone TV Arcade "plug-and-play" video game systems were launched during the 2004 holiday season. Since their launch, we have sold more than 800,000 TV Arcade "plug-and-play" products.

Our Strengths

Our key strengths include:

•	Diversified range of offerings across platforms, target markets and price points;

•	Established relationships with platform manufacturers, content providers and third-party developers;

•	Access to shelf space and broad exposure for our products through well-developed retailer network;

•	Ability to innovate and rapidly commercialize products; and

•	Seasoned management team and strong Board of Directors.

Our Strategy

Our objective is to be an innovative and leading provider of diversified offerings for digital entertainment platforms. Our strategy to achieve this objective is to:

•	Leverage our industry relationships and entrepreneurial environment to continue to bring innovative products to market;

•	Capitalize on our first-to-market position in GBA Video;

•	Introduce frontline titles with high-margin, franchise potential;

•	Maintain focus on diversification and managing risk; and

•	Grow through international expansion, new strategic partnerships and acquisitions.

Corporate Information

Majesco Sales Inc. was incorporated in 1986 under the laws of the State of New Jersey. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. ConnectivCorp was incorporated in 1998 under the laws of the State of Delaware. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. On April 13, 2004, the public company changed its name from "ConnectivCorp" to "Majesco Holdings Inc." to better reflect its current operating business. Our principal executive offices are located at 160 Raritan Center Parkway, Edison, NJ 08837, and our telephone number is (732) 225-8910. Our web site address is www.majescogames.com. The information contained on our web site is not incorporated by reference in this prospectus.

The Offering

Common stock offered by us	3,682,176 shares
Common stock offered by the selling stockholders	2,317,824 shares
Common stock to be outstanding after this offering	22,104,141 shares

Use of proceeds	We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes, including working capital and to satisfy a litigation settlement. Proceeds could also be used to acquire products, technologies, content or businesses that are complementary to our business. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies.

Nasdaq National Market symbol	"MJES"

Common stock to be outstanding after this offering is based on 16,724,834 shares of common stock outstanding as of January 24, 2005 and 1,697,131 shares to be issued upon exercise of warrants with an exercise price of $7.00 per share at the closing of this offering, but does not include:

•	1,562,102 shares subject to warrants outstanding with a weighted average exercise price of $11.72;

•	1,689,748 shares subject to stock options outstanding with a weighted average exercise price of $17.52; and

•	453,109 shares available for future grant or issuance under our stock option plan, which amount includes the increased amount reserved for issuance under the plan as consented to by our stockholders pursuant to a written consent.

On December 31, 2004, we effectuated a 1-for-7 reverse stock split. Accordingly, all share amounts including conversion and exercise prices contained in this prospectus are stated and have been calculated on a post-split basis, unless otherwise indicated.

Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our audited consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. All financial information presented reflects our results as if we had acquired ConnectivCorp on December 5, 2003 and as though we had effectuated retroactively at the beginning of the periods presented a 1-for-7 reverse split of our common stock, which occurred on December 31, 2004.

	Year Ended October 31,
	2004	2003	2002	2001	2000
	(in thousands except share data)
Consolidated Statement of Operations Data:
Net revenues	$120,984	$46,608	$49,688	$60,566	$46,034
Cost of sales	86,242	30,803	31,992	40,923	33,372
Gross profit	34,742	15,805	17,696	19,643	12,662
Operating expenses (1)	22,630	24,545	16,153	15,619	11,004
Operating income (loss)	12,112	(8,740)	1,543	4,024	1,658
Interest and financing costs	2,806	2,077	2,093	2,702	1,483
Other non-operating expense (income) (2)	19,068	24	201	1,215	(510)
Income (loss) before income taxes	(9,762)	(10,841)	(751)	107	685
Provision for income taxes	1,424	—	—	—	—
Net income (loss)	$(11,186)	$(10,841)	$(751)	$107	$685
Net income (loss) attributable to common stockholders (3)	$(15,388)	$(10,841)	$(751)	$107	$685
Net income (loss) attributable to common stockholders per share:
Basic and Diluted	$(1.84)	$(4.95)	$(0.34)	$0.05	$0.31
Weighted average shares outstanding:
Basic and Diluted	8,385,657	2,189,285	2,189,285	2,189,285	2,189,285

(1)	Operating expenses includes (i) for 2004, a charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy and $342,000 related to a non-cash compensation charge, and a gain of $1.2 million related to the renegotiation of our 2003 litigation settlement, (ii) for 2003, provisions for loss on impairment of software development costs of $3.7 million and litigation and settlement costs of $4.9 million and (iii) for 2001, a provision for severance of $1.5 million to former employees.

(2)	Other non-operating expense (income) includes (i) for 2004, expenses related to the merger with ConnectivCorp of $342,000, an unrealized loss on foreign exchange contract of $267,000 and a non-cash charge of $18.5 million related to the change in fair value of warrants, (ii) for 2003, an unrealized loss on a foreign exchange contract of $24,000, (iii) for 2002, a loss on an abandoned equity offering of $201,000, (iv) for 2001, a provision for loss on an affiliate indebtedness of $1.2 million and (v) for 2000, a $510,000 gain on sale of fixed assets.

(3)	Includes for 2004, a non-cash charge of $759,000 related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement, a preferred stock dividend requirement of $1.3 million payable in common stock and a $2.2 million non-cash charge related to the fair value of warrants issued in connection with lock-up agreements by certain stockholders.

	As of October 31, 2004
	Actual	Pro forma (1)	Pro forma as adjusted (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,170	$11,070	$64,495
Working capital	8,915	15,815	69,240
Total assets	43,952	50,852	104,277
Dividend payable in common stock	1,261	—	—
Stockholders' equity	13,785	21,946	75,371

(1)	The balance sheet data as of October 31, 2004 on a pro forma basis is unaudited and gives effect to (i) the issuance of 78,283 shares of common stock on November 15, 2004 issued in connection with a preferred stock dividend, (ii) the issuance of 1,171,419 shares of common stock upon the exercise on December 22, 2004 of outstanding warrants resulting in net proceeds of $6.4 million and (iii) the issuance of 71,428 shares of common stock issued upon the exercise of outstanding placement agent warrants on January 7, 2005 for an aggregate exercise price of $500,000.

(2)	The balance sheet data as of October 31, 2004 on a pro forma as adjusted basis is unaudited and gives effect to (i) the matters referred to in footnote (1) above, (ii) the sale of 3,682,176 shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us and (iii) the receipt by us of net proceeds of $11,083,326 to be received upon exercise of warrants held by the selling stockholders upon the closing of this offering.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

We expect our operating results to fluctuate on a quarterly and annual basis, which may result in volatility in our stock price.

Our quarterly net revenues and results of operations have significantly varied in the past and can be expected to significantly vary in the future. Our business experiences substantial seasonality, and typically, our net revenues are significantly higher during our fourth fiscal quarter ending October 31 than during our other quarters because of increased consumer demand during the year-end holiday season. As a result, our fourth fiscal quarter accounts for a significant portion of our revenues and profitability for the entire fiscal year, and if we are not successful in the fourth fiscal quarter, this may have a significant adverse impact on our entire fiscal year. Other factors that cause fluctuations include:

•	the timing of the release of our new offerings;

•	the popularity of our new offerings and offerings released in prior periods;

•	changes in the mix of offerings with varying profit margins;

•	competitive factors, including the introduction of new products, product enhancements and technologies;

•	the timing of new platform releases;

•	product approval delays;

•	shipping or manufacturing difficulties or delays; and

•	fluctuations in the size and rate of growth of consumer demand for titles for different platforms.

As a result of these and other factors, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for a particular quarter or year as an indication of our future performance. If our results of operations in a quarter fall below our expectations and the expectations of market analysts or investors, the price of our common stock may likely decrease.

We have experienced recent net losses and we may incur future net losses which may cause a decrease in our stock price.

In fiscal years 2002, 2003 and 2004, we incurred net losses of $751,000, $10.8 million and $11.2 million, respectively. In fiscal years 2002 and 2003, these net losses were principally related to our operations, and included financing costs, litigation expense and impairment reserves. For the fiscal year 2004, our net loss related principally to a non-cash charge to reflect the change in the fair value of our outstanding warrants issued in our February 2004 private placement. We expect to continue to incur increased operating expenses over the next several years in connection with the continued growth of our business, such as increased sales and marketing expenditures, development costs and costs associated with expanding our general and administrative functions. We may not generate revenues sufficient to offset these increased costs, and may sustain losses in future periods. If we do become profitable, we may not sustain or increase our profitability. Continued losses, or an inability to sustain profitability, may have an adverse effect on our stock price.

Customer accommodations could materially and adversely affect our business, financial condition or results of operations.

When demand for our offerings falls below expectations, we may negotiate accommodations to retailers or distributors in order to maintain our relationships with our customers and access to our sales channels. These accommodations include negotiation of price discounts and credits against future orders. At the time of product shipment, we establish reserves for price protection and other similar allowances. These reserves are established according to our estimates of the potential for markdown allowances based upon historical rates, expected sales, retailer inventories of products and other factors. We cannot predict with certainty whether existing reserves will be sufficient to offset any accommodations we will provide, or the amount or nature of accommodations that we will provide in the future. If actual accommodations exceed our reserves, our earnings would be reduced, perhaps materially. Any such reduction may have an adverse effect on our business, financial condition or results of operations.

Our business activities may require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition and liquidity.

As our business expands, we expect to increase our expenditures in a number of efforts, including sales, marketing, licensing and product development. Although there can be no assurance, our management believes that there are sufficient capital resources from the proceeds of this offering and from operations, including our factoring and purchase order financing arrangements, to finance our operational requirements through at least the next twelve months. If we incur operating losses, or if unforeseen events occur that would require additional funding, we may need to raise additional capital or incur debt to fund our operations. We would expect to seek such capital through sales of additional equity or debt securities and/or loans from financial institutions, but there can be no assurance that funds will be available to us on acceptable terms, if at all, and any sales of additional securities will be dilutive to investors in this offering. Failure to obtain financing or obtaining financing on unfavorable terms could have a material adverse effect on future operating prospects and continued growth and could result in a decrease in our stock price.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with leading independent video game software developers.

We utilize the services of independent software developers to develop our video games. Consequently, our success in the video game market depends on our continued ability to obtain or renew product development agreements with leading independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products which were originally developed for us by leading independent video game software developers. Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract leading independent video game software developers to enter into publishing agreements with us. We may be unable to secure or maintain relationships with leading independent video game software developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, more creative control or other advantages. Usually, our agreements with independent software developers are easily terminable, sometimes without notice, if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches its agreement and fails to cure that breach within a designated time frame. In addition, many leading independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, lose key personnel or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer titles and our revenue may decline.

Many of our video game titles, and all of our GBA Video titles and plug-and-play video game offerings, are based on or incorporate intellectual property and other character or story rights acquired or licensed from third parties. We expect that many of our future products will also be based on intellectual property owned by others. The cost of acquiring these licenses is often high, and competition for these licenses is intense. Many of our competitors have greater resources to capitalize on licensing opportunities. Our licenses are generally limited in scope to specific platform and/or geographic territories, and generally last for two to three years. We may not be able to obtain new licenses, renew licenses when they expire or include new offerings under existing licenses. If we are unable to obtain new licenses or maintain existing licenses that have significant commercial value, or maintain our licenses at reasonable costs, we may be unable to sustain our revenue growth in the future other than through sales or licensing of our independently created material.

If we are unable to successfully introduce new products on a timely basis, or anticipate and adapt to rapidly changing technology, including new hardware platform technology, our business may suffer.

A significant component of our strategy is to continue to bring new and innovative products to market, and we expect to incur significant development, licensing and marketing costs in connection with this strategy. The process of introducing new products or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. For example, the development of frontline video games requires significant development and marketing expenditures. In the event we are not successful in developing new titles, peripherals and other products that gain wide acceptance in the marketplace, we may not recoup our investment costs in these new products, and our business, financial condition and results of operations could be materially negatively affected.

Furthermore, digital entertainment platforms are characterized by rapidly changing technology. We must continually anticipate the emergence of, and adapt our products to, new digital entertainment platforms and technologies. The introduction of new technologies, including new console and handheld technology, software media formats and delivery channels, could render our previously released products obsolete, unmarketable or unnecessary. In addition, if we incur significant expense developing products for a new system that is ultimately unpopular, sales of these products may be less than expected and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system that becomes popular, our revenue growth, reputation and competitive position may be adversely affected. Even if we are able to accurately predict which video game platforms will be most successful, we must deliver and market offerings that are accepted in our extremely competitive marketplace.

The loss of any of our key customers could adversely affect our sales.

Our sales to Wal-Mart, Toys "R" Us and Jack of All Games accounted for approximately 27%, 25% and 16% of our net revenue for the fiscal year 2004, respectively. Although we seek to broaden our customer base, we anticipate that a small number of customers will continue to account for a large concentration of our sales given the consolidation of the retail industry. We do not have written agreements in place with several of our major customers. Consequently, our relationship with these retailers could change at any time. Our business, results of operations and financial condition could be adversely affected if:

•	We lose any of our significant customers;

•	Any of these customers purchase fewer of our offerings; or

•	We experience any other adverse change in our relationship with any of these customers.

We have grown rapidly and if we fail to manage our growth, our business may suffer.

Although we commenced operations 18 years ago, recently we have experienced, and continue to experience, significant growth in our operations. This growth has entailed hiring key personnel, including our Chief Executive Officer, developing and introducing to market several new product lines and forging new customer and licensing relationships. We anticipate that further expansion of our operations will be required to address our potential growth as we continue to address market opportunities. This expansion has placed, and is expected to continue to place, a substantial strain on our management, operational and financial resources. In order to manage future growth, we will be required to improve existing and implement new operating and management systems, procedures and controls. We also need to hire, train and manage additional qualified personnel. A significant factor in our growth has been a substantial increase in consumer demand for our products. If we do not effectively manage our growth, we may not adequately satisfy this demand. In addition, the quality of our offerings or our ability to develop and bring our offerings to market on a timely or cost effective basis could suffer. This could negatively impact our reputation, revenue and results of operations.

We must continue to strengthen our financial systems and controls, and failure to do so could adversely affect our ability to provide timely and accurate financial statements.

As a closely-held company with no prior public reporting obligations prior to our merger with ConnectivCorp in December 2003, we had committed limited personnel and resources to the development of our internal financial controls and systems. In connection with our fiscal year 2003 financial statement audit and in connection with their continuing engagement, our independent auditors have and continue to provide us with comments and recommendations regarding a number of areas in our internal accounting and disclosure controls needing improvement. These areas include: segregating duties in key functions; the creation of formal accounting controls, policies and procedures; a need to hire additional management and staff experienced in financial reporting; and finalizing documentation of our accounting and disclosure internal controls and procedures. We have begun to address these issues by hiring a Chief Financial Officer who was formerly a partner in a Big Four accounting firm. We believe that as a result of our fiscal year 2004 audit, our auditors will likely issue to us a management letter setting forth their recommendations related to the above issues. There can be no assurance as to the nature of the recommendations, observations and suggestions regarding our operations, activities and efficiencies that may be contained in the management letter.

Continued improvement in our internal controls and procedures and the continued hiring and training of key accounting personnel will be required in order for us to manage future growth successfully and effectively assess our results of operations and liquidity needs. Continued improvement of our internal controls as well as compliance with the Sarbanes-Oxley Act of 2002 and related requirements will be costly and will place a significant burden on management. In addition, as of October 31, 2005, we will become subject to the heightened internal control and procedure requirements of Section 404 of the Sarbanes-Oxley Act. To date, we have taken limited actions with respect to our requirements under Section 404, and we expect to hire additional personnel and/or engage outside consultants, among other preparations, over the next twelve months to assist in our Section 404 related activities. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made. We cannot assure you that the measures we have taken or any future measures will enable us to provide accurate and timely financial reports, particularly if we are unable to hire additional personnel in our accounting and financial department, or if we lose personnel in this area. Any failure to improve our internal controls or other problems with our financial systems or internal controls could result in delays or inaccuracies in reporting financial information, or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

Significant competition in our industry could adversely affect our business.

We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations or financial condition. The market for digital entertainment products, including video game titles, video content titles and digital media peripherals and applications, is highly competitive and relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do. As a result, current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	undertake more extensive marketing campaigns;

•	devote greater resources to secure rights to valuable licenses and relationships with leading software developers;

•	gain access to wider distribution channels; and

•	have better access to prime shelf space.

With respect to our video game products, we compete with many other third party publishers in both our value and frontline market segments. In addition, console and handheld manufacturers, such as Microsoft, Nintendo and Sony, publish software for their respective platforms, and media companies and film studios are increasing their focus on the video game software market and may become significant competitors. We expect competition to increase in both the value and frontline areas as more competitors enter the video game market.

While our GBA Video titles were the first video content titles to market, and to date the only third party titles that Nintendo has approved for the GBA, our competitors are developing competing titles and compression technology. Nintendo may approve these competing titles, which may utilize superior technology and prove to be more successful than our products. Nintendo itself is already using an alternative form of compression technology and producing GBA Video titles that compete with our products. We cannot assure you that competitors will not be able to also secure strong relationships with content providers on terms equal to or more favorable than we have. In addition, sales of our GBA Video products will be affected by the success of other portable video player platforms, including portable DVD players and other handheld video devices.

Our digital media peripherals and applications also face significant competition. For example, there have been a number of other recent "plug-and-play" video game systems containing different software, and offering different games, than ours. In addition, platform manufacturers may expand their product lines to include digital media peripherals and applications that may compete with our product offerings. Next-generation consoles may also render our digital media peripherals and applications obsolete. For example, Nintendo may incorporate an email or "chat" concept in future generations of its GBA, which could render our "wireless messenger" application obsolete.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our products.

Retailers typically have limited shelf space and promotional resources, such as circulars and in-store advertising, to support any one product among an increasing number of newly introduced entertainment offerings. Competition for retail support and shelf space is expected to increase, which may require us to increase our marketing expenditures or reduce prices to retailers. Competitors with more extensive lines, popular products and financial resources frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve or maintain the levels of support and shelf space that our competitors receive. As a result, sales of our products may be less than expected, which would have a material and adverse effect on our business, financial condition and results of operations.

Termination or modification of our agreements with hardware manufacturers, who are also competitors and frequently control the manufacturing of our titles, may adversely affect our business.

We are required to obtain a license in order to develop and distribute software for each of the manufacturers of video game hardware. We currently have licenses from Sony to develop products for PlayStation, PlayStation 2 and PSP, from Nintendo to develop products for the GBA and GameCube, and from Microsoft to develop products for the Xbox. These licenses are non-exclusive, and as a result, many of our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms.

Our contracts with these manufacturers grant them approval rights over new products and often also grant them control over the manufacturing of our products. While we believe our relationships with these manufacturers are good, the potential for delay or refusal to approve or support our products exists, particularly since these manufacturers are also video game publishers and hence are also our competitors. We may suffer an adverse effect on our business if these manufacturers:

•	do not approve a project for which we have expended significant resources;

•	refuse or are unable to manufacture or ship our products;

•	increase manufacturing lead times or delay the manufacturing of our products; or

•	require us to take significant risks in prepaying and holding an inventory of products.

We may face limitations on our ability to find suitable acquisition opportunities and difficulties in integrating acquired businesses.

A component of our strategy is to grow through strategic relationships and acquisitions. If we make acquisitions, they could be material in size and scope. While we will continually be searching for appropriate strategic partnerships or acquisition opportunities, there can be no assurance that we will be successful in identifying suitable candidates. As the video game and digital entertainment industry continues to consolidate, we face significant competition for strategic partnership or acquisition opportunities, which may inhibit our ability to complete suitable transactions. Additionally, our management has generally had limited experience completing acquisitions or managing the integration of acquisitions. Accordingly, in the event we are able to identify suitable acquisition candidates, we cannot guarantee that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	difficulties in integrating the products, operations or personnel of acquired companies into our business;

•	diversion of our management's attention from our ongoing operations;

•	additional expenses associated with amortization of acquired assets or impairment of acquired goodwill;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential impairment of existing relationships with employees and customers as a result of the difficulties in integration of new management personnel; and

•	dilution to our stockholders in the event we issue stock to finance an acquisition or increased leverage if we incur debt to finance an acquisition.

The loss of our senior management and skilled personnel could negatively affect our business.

Our business greatly relies on the services of Morris Sutton, our Chairman Emeritus, and his relationships with hardware manufacturers, licensors of our content and several of our customers. We also greatly rely on the services of Carl Yankowski, our Chief Executive Officer, and Kevin Ray, our Chief Technology Officer. Our future success will depend to a significant degree upon the performance and contribution of these and other members of our senior management team, and upon our ability to attract, motivate and retain other highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In our industry, competition for highly skilled and creative employees is intense and costly. Our business, financial condition and results of operations could be materially and adversely affected if we lost the services of any members of our senior management team or key technical or creative employees or if we failed to attract additional highly qualified employees.

We intend to increase our revenues from our international operations, which may subject us to economic, political, regulatory and other risks.

Historically, we have not devoted significant resources to our international operations. However, a component of our strategy is to expand our international operations in order to increase our revenues. Expanding our international operations, however, may subject us to many risks, including:

•	economic and political instability;

•	compliance with foreign and domestic laws and regulations;

•	changes in foreign and domestic legal and regulatory requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	currency fluctuations;

•	difficulties in staffing and managing our international operations;

•	less favorable foreign intellectual property laws making it more difficult to protect our properties from appropriation by competitors;

•	potentially adverse tax treatment;

•	difficulties with distributors; and

•	difficulties collecting our accounts receivable.

Rating systems for digital entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

Trade organizations within the video game industry require digital entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of digital entertainment software in such countries. In some instances, we may be required to modify our products to comply with the requirements of these rating systems, which could delay the release of those products in these countries. Some of our existing and proposed new titles have and will receive an "M" rating, meaning it is not recommended for children under 17. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles. Several proposals have been made for legislation to regulate the digital entertainment software, broadcasting and recording industries, including a proposal to adopt a common rating system for digital entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of digital entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas, including legislation prohibiting the sale of certain "M" rated video games to minors, and by engaging in public demonstrations and media campaigns. Retailers may decline to sell digital entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for our "M" rated products, and adversely affect our operating results. If any groups, whether governmental entities, hardware manufacturers or advocacy groups, were to target our "M" rated titles, we might be required to significantly change or discontinue a particular title, which in the case of one of our popular titles, could materially affect our business.

Our intellectual property is vulnerable to misappropriation and the effects of competitive, non-infringing technology, any of which could adversely affect our business prospects.

Our business relies heavily on proprietary intellectual property, whether our own or licensed from third parties. We own or have rights to use proprietary technology that we believe affords us a current competitive advantage. This technology is not, however, fully protected from infringement by competitors or from the introduction of non-infringing technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our products, or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Furthermore, our pending patent applications are provisional, and our pending and future patent and trademark applications may not issue as patents or trademarks, as the case may be, and even if they do issue, such patents or trademarks may not be of such sufficient scope or strength to provide meaningful economic or competitive value. Our rights and the additional steps we have taken to protect our intellectual property may not be adequate to deter misappropriation, particularly given the difficulty of effectively policing unauthorized use of our properties, and our proprietary position remains subject to the risk that our competitors or others will independently develop non-infringing technologies substantially equivalent or superior to our technologies. If we are unable to protect our intellectual property, or if we are sued for infringing on another party's intellectual property, our business, financial condition or results of operation could be materially adversely affected.

Intellectual property claims may increase our product costs or require us to cease selling affected products which could adversely affect our earnings and sales.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties still may allege infringement. These claims, and any litigation resulting from these claims, could prevent us from selling the affected product, or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and future business prospects. Any litigation resulting from these claims could require us to incur substantial costs and divert significant resources, including the efforts of our technical and management personnel.

If our products contain defects, our business could be harmed significantly.

The software products, and digital media products that employ software in their operations, that we publish and distribute are complex and may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, which could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

If we account for employee stock options using the fair value method, it could significantly reduce our net income.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," we provide quarterly and annual disclosures of the impact to earnings per share if stock options were expensed. We estimate that if stock options were expensed in accordance with SFAS 123, the impact for fiscal 2004 would have been an increase in net loss of approximately $1.9 million. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123R, "Share-Based Payment," which will require all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value. This statement will be effective for the quarter beginning August 1, 2005.

Non-cash charges will reduce our earnings and may cause our stock to decline.

We incurred non-cash charges in connection with the grant of 2.1 million options to our Chief Executive Officer, Carl Yankowski to purchase shares of common stock, at a 64% discount to the market price of our common stock. As a result of this grant, we incurred non-cash compensation expense of $316,000 for the fourth quarter of fiscal year 2004 and will incur $465,000 for each of the succeeding six quarters. In addition, during the first quarter 2005, we will record a non-cash charge of $1.1 million to recognize the exercise of warrants at a reduced exercise price. The charge will reduce net income attributable to common stockholders in the calculation of earnings per share.

The National Association of Securities Dealers, or NASD, has conducted a review of certain unusual trading activity in our common stock which coincided with the signing of a letter of intent with respect to our merger, the outcome of which could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity.

On December 17, 2003 we received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in our common stock between the time of the signing of the letter of intent with respect to our merger with ConnectivCorp and the date that we announced that a letter of intent was signed. There also appears to have been unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing. Our current officers were not the subject of this investigation.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review. The letter indicated that the NASD referred the matter to the SEC for whatever action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." If we are sanctioned or otherwise held liable for this trading, any such sanctions could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

Risks Related to this Offering

Our stock price is highly volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

•	quarter to quarter variations in results of operations;

•	our announcements of new products;

•	our competitors' announcements of new products;

•	our product development or release schedule;

•	general conditions in the video game software, entertainment, media or electronics industries;

•	our ability to successfully negotiate licenses with third parties;

•	timing of the introduction of new hardware platforms and delays in the actual release of new hardware platforms;

•	changes in earnings estimates; or

•	investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Additionally, the public stock markets experience extreme price and trading volume volatility, particularly in the high technology and entertainment sectors of the market. This volatility has significantly affected the market prices of securities of many companies in these industries for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There may be an adverse effect on the market price of our stock as a result of shares being available for sale in the future.

We will have 22,104,141 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' overallotment option, which shares will be able to be sold in the public market in the near future, subject to outstanding lock-up arrangements and, with respect to shares of common stock held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. A significant portion of these shares are held by a small number of stockholders, including some of the selling stockholders in this offering. Historically, our trading volume has been relatively low. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. These sales also could impede our ability to raise future capital.

Anti-takeover provisions in our certificate of incorporation and Delaware law could prevent a potential acquirer from buying your stock at a price you deem beneficial.

Anti-takeover provisions of Delaware law may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent or make changes in our management and control. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of our preferred stock. This preferred stock may have preference over and impair the rights of the holders of our common stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible investment acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. Similarly, our authorized but unissued common stock is available for future issuance without stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

Our net proceeds from the sale of 3,682,176 shares of common stock in this offering will be approximately $42.3 million after deducting estimated offering expenses and underwriting discounts and commissions. If the over-allotment option is exercised in full, our net proceeds will be approximately $48.7 million. We will not receive any proceeds from the sale of shares by the selling stockholders. However, in order for the selling stockholders to participate in this offering, the selling stockholders are required to exercise all their warrants received in the February 2004 private placement at the closing of this offering. In connection with such exercises, we are allowing such selling stockholders to pay for the exercise of the warrants on a conditional basis such that the exercise price will not be received by us unless and until this offering is complete. The exercise of these warrants will generate net proceeds for us in the amount of approximately $11.1 million.

We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes, including working capital and to satisfy a litigation settlement of approximately $1.0 million. Proceeds could also be used to acquire products, technologies, content or businesses that are complementary to our business. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies.

The amounts that we actually expend for these purposes will depend on a number of factors, including future revenue growth and the amount of cash that we generate from operations. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which provide for the investment of funds in U.S. government securities, money market instruments and corporate bonds.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and do not anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business.

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Prior to this offering, our common stock was quoted on the OTC Bulletin Board under the symbol "MJES." The market for our common stock has often been sporadic, volatile and limited.

Following this offering, our common stock will be quoted on the Nasdaq National Market.

The following table shows the high and low bid quotations for our common stock as reported by the OTC Bulletin Board during the past two fiscal years and our current fiscal year. The amounts below have been adjusted to reflect our 1-for-7 reverse stock split effectuated on December 31, 2004. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions and may not represent actual transactions.

	High	Low
Fiscal Year 2003
First Quarter	$4.20	$1.05
Second Quarter	$2.80	$1.75
Third Quarter	$3.50	$1.75
Fourth Quarter	$9.10	$2.10

Fiscal Year 2004
First Quarter	$14.56	$7.07
Second Quarter	$31.36	$9.73
Third Quarter	$34.30	$17.50
Fourth Quarter	$23.66	$12.39

Fiscal Year 2005
First Quarter (through January 24, 2005)	$17.50	$10.50

On January 24, 2005, we had approximately 312 registered holders of record of our common stock.

CAPITALIZATION

The table below sets forth our capitalization as of October 31, 2004, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the issuance of 78,283 shares of common stock on November 15, 2004 for the payment of the dividend payable in connection with the 7% convertible preferred stock, (ii) the issuance of 1,171,419 shares of common stock upon the exercise of outstanding warrants on December 22, 2004 resulting in net proceeds of $6.4 million and (iii) the issuance of 71,428 shares of common stock issued upon the exercise of outstanding placement agent warrants on January 7, 2005 for an aggregate exercise price of $500,000; and

•	on a pro forma, as adjusted basis to give effect to (i) the pro forma matters referred to above, (ii) the sale of 3,682,176 shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us and (iii) the receipt by us of $11.1 million in net proceeds upon the exercise of warrants to purchase 1,697,131 shares of common stock held by the selling stockholders upon the closing of this offering.

This information should be read together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

	As of October 31, 2004
	Actual	Pro forma	Pro forma, as adjusted
	(in thousands, except share data)
Cash and cash equivalents	$4,170	$11,070	$64,495
Dividend payable in common stock	$1,261	$—	$—
Stockholders' equity:
Common stock, $.001 par value; 250,000,000 shares authorized, 15,403,704 shares issued and outstanding, actual; 16,724,834 shares issued and outstanding, pro forma; 22,104,141 shares issued and outstanding, pro forma as adjusted	15	17	22
Additional paid in capital	29,194	37,353	90,773
Accumulated deficit	(15,388)	(15,388)	(15,388)
Accumulated other comprehensive loss	(36)	(36)	$(36)
Total stockholders' equity	13,785	21,946	$75,371
Total capitalization	$15,046	$21,946	$75,371

Unless otherwise indicated, the table above excludes:

•	4,598,571 shares of common stock underlying warrants outstanding with an exercise price of $7.00;

•	526,377 shares of common stock underlying warrants outstanding with an exercise price of $21.00; and

•	1,646,893 shares subject to stock options outstanding with a weighted average exercise price of $17.57.

In addition, the table above also excludes the following:

•	42,855 shares of common stock subject to stock options outstanding with a weighted average exercise price of $14.37 issued subsequent to October 31, 2004; and

•	453,109 shares available for future grant or issuance under our stock option plan, which includes the increased amount reserved for issuance under the plan as consented by our stockholders pursuant to a written consent.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our audited consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus. The selected consolidated financial data presented below for each of the fiscal years in the five-year period ended October 31, 2004 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the fiscal years in the three-year period ended October 31, 2004, and the auditors' report thereon, are included elsewhere in this prospectus. All financial information presented reflects our results as if we had acquired ConnectivCorp on December 5, 2003 and as though we had effectuated, retroactively at the beginning of the periods presented, a 1-for-7 reverse split of our common stock, which occurred on December 31, 2004.

	Year Ended October 31,
	2004	2003	2002	2001	2000
	(in thousands except share data)
Consolidated Statement of Operations Data:
Net revenues	$120,984	$46,608	$49,688	$60,566	$46,034
Cost of sales	86,242	30,803	31,992	40,923	33,372
Gross profit	34,742	15,805	17,696	19,643	12,662
Operating expenses
Product research and development	2,994	2,554	2,887	3,284	3,152
Selling and marketing	13,664	9,931	8,156	5,729	3,168
General and administrative	5,814	3,140	4,742	4,870	4,170
Depreciation and amortization	439	356	368	236	514
Other operating expenses (1)	281	8,564	—	1,500	—
Operating income (loss)	12,112	(8,740)	1,543	4,024	1,658
Interest and financing costs	2,806	2,077	2,093	2,702	1,483
Other non-operating expense (income) (2)	19,068	24	201	1,215	(510)
Income (loss) before income taxes	(9,762)	(10,841)	(751)	107	685
Provision for income taxes	1,424	—	—	—	—
Net income (loss)	$(11,186)	$(10,841)	$(751)	$107	$685
Net income (loss) attributable to common stockholders (3)	$(15,388)	$(10,841)	$(751)	$107	$685
Net income (loss) attributable to common stockholders per share:
Basic and Diluted	$(1.84)	$(4.95)	$(0.34)	$0.05	$0.31
Weighted average shares outstanding:
Basic and Diluted	8,385,657	2,189,285	2,189,285	2,189,285	2,189,285

(1)	Operating expenses includes (i) for 2004, a charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy and $342,000 related to a non-cash compensation charge, and a gain of $1.2 million related to the renegotiation of our 2003 litigation settlement, (ii) for 2003, provisions for loss on impairment of software development costs of $3.7 million and litigation and settlement costs of $4.9 million and (iii) for 2001, a provision for severance of $1.5 million to former employees.

(2)	Other non-operating expense (income) includes (i) for 2004, expenses related to the merger with ConnectivCorp of $342,000, an unrealized loss on foreign exchange of $267,000 and a non-cash charge of $18.5 million related to the change in fair value of warrants, (ii) for 2003, an unrealized loss on a foreign exchange contract of $24,000, (iii) for 2002, a loss on an abandoned equity offering of $201,000, (iv) for 2001, a provision for loss on an affiliate indebtedness of $1.2 million, and (v) for 2000, a gain on sale of fixed assets of $510,000.

(3)	Includes for 2004, a non-cash charge of $759,000 related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement, a preferred stock dividend requirement of $1.3 million payable in common stock, and a $2.2 million non-cash charge related to the fair value of warrants issued in connection with lock-up agreements by certain stockholders.

	As of October 31, 2004
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,170	$11,070	$64,495
Working capital	8,915	15,815	69,240
Total assets	43,952	50,852	104,277
Dividend payable in common stock	1,261	—	—
Stockholders' equity	13,785	21,946	75,371

(1)	The balance sheet data as of October 31, 2004 on a pro forma basis is unaudited and gives effect to (i) the issuance of 78,283 shares of common stock on November 15, 2004 issued in connection with a preferred stock dividend, (ii) the issuance of 1,171,419 shares of common stock upon the exercise on December 22, 2004 of outstanding warrants resulting in net proceeds of $6.4 million and (iii) the issuance of 71,428 shares of common stock issued upon the exercise of outstanding placement agent warrants on January 7, 2005 for an aggregate exercise price of $500,000.

(2)	The balance sheet data as of October 31, 2004 on a pro forma as adjusted basis is unaudited and gives effect to (i) the matters referred to in footnote (1) above, (ii) the sale of 3,682,176 shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us and (iii) the receipt by us of net proceeds of $11,083,326 to be received upon exercise of warrants held by the selling stockholders upon the closing of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications, or gadgets. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We publish and distribute titles for all major current-generation platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart.

On December 5, 2003, Majesco Sales Inc., a privately held company with an 18-year operating history, completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary of the public company and its sole operating business. All financial information presented reflects the results of Majesco Sales Inc. as if Majesco Sales Inc. had acquired ConnectivCorp on December 5, 2003. Subsequently, we changed the public company's name from ConnectivCorp to Majesco Holdings Inc.

The primary components of our consolidated statement of operations include the following:

Net Revenues.     Our revenues are derived from three general types of offerings:

•	Games. Our video games consist of "frontline" titles and "value" titles. Frontline titles are premium-priced video games that typically involve higher development and marketing costs. We work with leading development studios to develop our own proprietary titles and we also license rights to well-known properties from third parties. Value titles are typically sold at retail prices below $20 and typically involve comparatively lower development and marketing costs than our frontline titles;

•	Videos. Our GBA Video titles utilize our proprietary compression technology that enables users to view up to 45 minutes of color video content with stereo audio on their GBA, using a standard GBA cartridge and with no additional hardware required. We enter into licensing agreements with entertainment industry leaders for GBA Video content; and

•	Gadgets. We develop, manufacture and market a variety of digital media peripherals and applications, or gadgets. Our peripheral products and applications for the GBA include headphones, "wireless link" and "wireless messenger." Our stand-alone TV Arcade "plug-and-play" video game systems consist of a firmware-enabled joystick that connects directly to a user's television and plays pre-installed video games without the need for a dedicated console.

Historically, most of our revenues were derived from being a leading distributor of value video game titles. Although sales of value titles will continue to constitute a significant portion of our revenues, we are diversifying our sources of revenue and have introduced or expanded our other offerings. For instance, during fiscal 2004 we launched additional frontline titles, our GBA Video titles and our digital media peripherals and applications. We expect value products to decrease as a percentage of our revenues as we generate significantly more revenues from our frontline video games, GBA Video titles and digital media peripherals and applications. The continued diversification of our revenue sources and our revenue growth are dependent upon our ability to provide a wide variety of appealing products at different price points aimed at different demographics. Our revenues are recognized net of reserves for price protection and other allowances. See "Critical Accounting Policies" below.

Cost of Sales.    Cost of sales consists of product costs and amortization of software development costs and license fees. A significant component of our cost of sales is product costs. These are comprised primarily of manufacturing and packaging costs of the disc or cartridge media, royalties to the platform manufacturer and manufacturing and packaging costs of digital media peripherals and applications. Currently, cartridge media is substantially more costly than other media and represents a substantial portion of our product costs since most of our units sold to date have been video games and video content for the GBA platform, which utilizes cartridge media. Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales.

Gross Profit.    Our gross profit is directly affected by the mix of revenues from our products. Gross profit margins have the potential to be substantially higher from publishing our frontline titles given the relatively lower manufacturing costs and higher sales prices. If a frontline title is a highly successful "hit" and manufacturing and licensing costs are recouped, economies of scale occur as the incremental sales of a premium-priced game produce greater profitability. Our value titles are generally characterized as having lower gross profit margin potential than frontline titles as a result of their lower sales price. Gross profit margins from our GBA products generally are the lowest of our products given the high manufacturing and licensing costs associated with these products, particularly GBA Video titles. Although we have only recently launched our digital media peripherals and application products, our experience to date has been that gross margins for these products are higher than those for our value video games and GBA Video titles. We believe our overall gross profit and gross profit margins will increase as we increase our sales of frontline video games and digital media peripherals and applications.

Product Research and Development Expenses.    Product research and development expenses relate principally to our cost of supervision of the third-party developers of our new video games and the technologies related to GBA Video and digital media peripherals and applications, testing new products and conducting quality evaluations during the development cycle. Costs incurred are employee related, may include equipment and are not allocated to cost of sales. With the expansion of our product offerings, our expenditures for product research and development are expected to increase.

Selling and Marketing Expenses.    Selling and marketing expenses consist of marketing and promotion expenses, the cost of shipping products to customers and related employee costs. The largest component of this expense relates to marketing and promotion expenses, which includes certain customer marketing allowances. Marketing and promotion expenses associated with frontline titles are significantly higher than with respect to our other offerings. As we increase the number of our frontline titles and seek to increase awareness of our video content and digital media peripherals and applications, our marketing and promotion expenses will rise accordingly.

General and Administrative Expenses.    General and administrative expenses primarily represent employee related costs, including corporate executive and support staff, general office expenses, professional fees and various other overhead charges. We expect that our personnel costs, the largest component of our general and admistrative expenses, will increase as our business continues to grow. Professional fees, including legal and accounting expenses, typically represent the second largest component of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings. We expect to incur increased costs for personnel and consultants in connection with our required compliance as a public company with new regulations regarding corporate governance and accounting.

Interest and Financing Costs.    Interest and financing costs are directly attributable to our factoring and our purchase-order financing arrangements. We expect that the proceeds of this offering will enable us to lessen our need to take advances from the factor and our need to use the finance company for letters of credit, and therefore we expect our interest and financing cost to decrease, at least on a temporary basis.

Warrant Accounting and Other Non-Cash Compensation.    In accordance with Emerging Issues Task Force Issue 00-19, referred to as EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock," we initially accounted for the fair value of $21 million for the warrants issued in connection with our February 2004 private placement as a liability since we would have incurred substantial penalties if we had not complied on a timely basis with the warrantholders' registration rights. We subsequently recorded changes in the fair value of the warrants as non-cash charges or gains on a quarterly basis. The fair value of the warrants was calculated utilizing the Black-Scholes option-pricing model. As a result of changes in the market value of our common stock from the closing date through October 29, 2004, the effective date of the registration statement, we recorded a non-cash charge of $18.5 million for fiscal year 2004 to reflect the associated change in fair value of the warrants during this period. At the effective date of the resale registration statement, the fair value of $39.2 million for the warrants was reclassified to equity. During December 2004, a portion of these warrants were exercised at a reduced exercise price. Accordingly, we will record a non-cash charge of $1.1 million to recognize the exercise of warrants during the first quarter of 2005. The charge will reduce net income attributable to common stockholders in the calculation of earnings per share.

During the year ended October 31, 2004, we also recorded a deemed dividend of $759,000 relating to the beneficial conversion feature attributable to the 7% preferred stock issued in our February 2004 private placement, after deducting the value of the warrants issued. The deemed dividend increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per common share.

In addition, in September 2004, we issued warrants to several stockholders in consideration for their agreement not to dispose of our common stock for a certain period of time. An amount equal to the fair value of such warrants, $2.2 million, was charged to equity in the fourth quarter of fiscal 2004 and increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per common share.

We also granted options to purchase 992,856 shares of common stock to Carl Yankowski in connection with his employment as our Chief Executive Officer in August 2004. A portion of the option grant for 297,857 shares were granted at $7.00, a 64% discount to the market price of our common stock on the date of grant (the balance of the options were granted at or above the then market price). As a result of this issuance, we incurred non-cash compensation expense of $316,000 for the fourth quarter of fiscal year 2004 and will additionally charge opearations $465,000 for each of the succeeding six quarters.

Provision for Income Taxes.    Effective November 1, 2003, we revoked our election to be treated as an S Corporation and we are therefore subject to federal income taxes. We anticipate that our effective tax rate will be approximately 40% in fiscal year 2005.

Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management's discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies see Note 3 to the consolidated financial statements included elsewhere in this prospectus.

Reserves for Price Protection and Other Allowances.    We derive revenue from the sale of packaged video game software designed for play on consoles such as PlayStation 2, Xbox and GameCube, and hand-held game devices, principally the GBA. We generally sell our products on a no-return basis, although in certain instances, we may provide price protection or other allowances on certain unsold products in accordance with industry practices. Price protection, when granted and applicable, allows customers a partial credit with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular advertisement, are reflected as selling and marketing expenses. We estimate potential future product price protection and other discounts related to current period product revenue. Generally our price protection for frontline titles is higher than our value titles. Our reserves for price protection and other allowances fluctuate over periods as a result of a number of factors including analysis of historical experience, current sell through of retailer inventory of our products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of our products and other related factors. However, actual allowances granted could materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing products. For example, the risk of requests for allowances may increase as consoles pass the midpoint of their lifecycle and an increasing number of competitive products heighten pricing and competitive pressures. While management believes it can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, this will result in a change in our reserves, which would impact the net revenues and/or selling and marketing expenses we report. For the years ended October 31, 2004, 2003 and 2002 we provided allowances for future price protection and other allowances of $6.7 million, $5.2 million and $13.1 million, respectively. The fluctuations in the provisions reflected our estimates of future price protection based on the factors discussed above. We do not have significant exposure to credit risk as the factor generally buys our receivables without recourse; however, during the year ended October 31, 2004, we recorded a charge for an accounts receivable write-off of $577,000 as a result of the January 2004 bankruptcy filing of Kay-Bee Toys, because sales to this customer were not factored.

Software development costs and intellectual property licenses.    Software development costs include milestone payments made to independent software developers under development arrangements. Software development costs are capitalized once technological feasibility of a product is established and it is determined that such costs should be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks or copyrights in the development of our products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fee), and a current liability, (accrued royalties payable) at the contractual amount upon execution of the contract when no significant performance remains with the licensor. Capitalized software development costs classified as non-current relate to titles for which we estimate the release date to be more than one year from the balance sheet date.

Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) the straight-line method. The amortization period is usually no longer than one year from the initial release of the product. The recoverability of capitalized software development costs and intellectual property licenses is evaluated based on the expected performance of the specific products for which the costs relate. The following criteria are used to evaluate expected product performance: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. As of October 31, 2003, we charged operations $3.2 million to write-off all capitalized costs related to the development of a video game that we had determined would not be commercially viable and for which development was stopped. We also expensed $500,000 to recognize impairments in the carrying value originally capitalized in connection with recording the minimum guaranteed payments for two licensed video games for which orders received were significantly below expectations.

Accounting for Stock-Based Compensation.    As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," we provide quarterly and annual disclosures of the impact to earnings per share if stock options were expensed. We estimate that if stock options were expensed in accordance with SFAS 123, the impact for fiscal 2004 would have been an increase in net loss of $1.9 million. The Financial Accounting Standards Board, or FASB, issued SFAS 123R, "Share-Based payment," which will require all companies to record compensation costs for all share-based payments, including employee stock options at fair value. This statement will be effective for our quarter beginning August 1, 2005.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total revenues:

	Year Ended October 31,
	2004	2003	2002
Net revenues	100.0%	100.0%	100.0%
Cost of sales
Product costs	55.5	54.0	52.7
Software development costs and license fees	15.8	12.1	11.7
Gross profit	28.7	33.9	35.6
Operating expenses
Product research and development	2.5	5.5	5.8
Selling and marketing	11.3	21.3	16.4
General and administrative	4.8	6.7	9.6
Depreciation and amortization	0.4	0.8	0.7
Other operating (income) expense	(0.3)	18.4	—
Operating income (loss)	10.0	(18.8)	3.1
Interest and financing costs and other non-operating expenses	18.1	4.5	4.6
Loss before income taxes	(8.1)	(23.3)	(1.5)
Provision for income taxes	1.2	—	—
Net loss	(9.2)%	(23.3)%	(1.5)%

Year ended October 31, 2004 versus year ended October 31, 2003

Net Revenues.    For 2004 net revenues increased to $121 million from $46.6 million in the prior year. The significant increase in net revenues is primarily due to the successful launch of our GBA Video titles and an increase in sales of GBA value games as a result of new titles and increased demand.

Gross Profit.    For 2004 gross profit increased to $34.7 million from $15.8 million for the prior year while the gross profit margin decreased to 28.7% from 33.9% for the prior year. This decrease is largely attributable to the higher sales mix of GBA value games and GBA Video titles, both of which are sold at price points significantly lower than frontline games while having higher product costs. Also contributing to the lower profit margin are the higher content acquisition costs associated with GBA Video.

Product Research and Development Expenses.    For 2004 product research and development expenses increased to $3 million from $2.6 million for the prior year. The increase over the prior year is due primarily to higher employee costs related to quality assurance in connection with the launch of GBA Video and evaluation of the increased number of video games and other products currently in development. Product research and development expenses as a percentage of net revenues decreased to 2.5% for 2004 from 5.5% for the prior year principally as a result of the increased net revenues in 2004.

Selling and Marketing Expenses.    For 2004 selling and marketing expenses increased 37.5% to $13.7 million from $9.9 million for the prior year. This increase is partially due to higher variable costs, principally freight, fulfillment and sales commissions, which increase proportionately as sales volume increases. These variable expenses increased 78% or $1.4 million to $3.2 million in 2004 from $1.8 million for the prior year. Marketing expenditures also increased 40% to $6.3 million in 2004, from $4.5 million in 2003. Our marketing expenditures exclude the direct advertising campaign paid for by Nintendo in support of the GBA Video products in 2004. We intend to continue to significantly increase our marketing expenditures in fiscal year 2005 in order to supplement Nintendo's holiday television advertising program in support of GBA Video products, to promote the launch of new frontline video games and to build awareness of our new digital media peripherals and applications products. Selling and marketing expenses as a percentage of net revenues decreased from 21.3% for the prior year to 11.3% in the current year, principally as a result of the increased net revenues in the current year.

General and Administrative Expenses.    For 2004 general and administrative expenses increased to $5.8 million from $3.1 million for the same period in the prior year. This increase is attributable primarily to additional employee related costs, professional fees, insurance and other costs incurred as a result of being a public company. General and administrative expenses as a percentage of net revenues decreased to 4.8% for 2004 from 6.7% for the same period in the prior year principally as a result of the increased net revenues in the current year.

Depreciation and Amortization Expenses.    For 2004 depreciation and amortization expenses remained relatively stable at $439,000 compared to $356,000 for the prior year and relates primarily to office equipment purchases.

Other Operating Expenses (Income).    For 2004 we recorded other income of $1.2 million as a result of the renegotiation of a litigation settlement (see Note 8 to consolidated financial statements), an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy, and non-cash compensation charges of $316,000 related to a below market stock option grant in connection with an employment agreement. For 2003 we recorded charges of $4.9 million and $3.7 million related to litigation and settlement expenses and impairment of capitalized development costs, respectively.

Operating Income.    For 2004 operating income was $12.1 million versus an operating loss of $8.8 million in the prior year. The increase in operating income is principally due to the release of our GBA Video titles and increased sales of the GBA video game value titles. For 2004 operating income as a percentage of net revenue was 10% compared to a loss for the prior year.

Interest and Financing Costs.    For 2004 interest and financing costs increased to $2.8 million from $2.1 million for the prior year due to increased volumes subject to purchase order financing as well as an increase in factoring costs related to the higher level of sales. The increased level of borrowings as well as the increased volumes of purchase order financing was partially offset by the reduction in interest rates negotiated during the year with the factor.

Other Non-Operating Expenses.    In February 2004, we completed a private placement of units consisting of preferred stock and warrants. In accordance with EITF 00-19, we initially accounted for the fair value of $21 million for the warrants as a liability since we would have incurred substantial penalties if we did not timely comply with the warrantholders' registration rights. The fair value of the warrants was calculated utilizing the Black-Scholes option-pricing model. As a result of changes in the market value of our common stock from the closing date through October 29, 2004, the effective date of the registration statement, we recorded a non-cash charge of $18.5 million to reflect the associated change in fair value of the warrants during the period. At the effective date of the resale registration statement, the fair value of the warrants of $39.2 million was reclassified to equity pursuant to paragraph 10 of EITF 00-19.

For 2004 we recorded an unrealized loss of $267,000 relating to a foreign exchange contract (see Note 15 to consolidated financial statements). A similar charge of $24,000 was recorded in the prior year. Merger costs of $342,000 were incurred by us in the first quarter of 2004 and consist primarily of professional fees and are non-recurring and there was no corresponding charge in the prior year.

Income Taxes.     Effective November 1, 2003, we revoked our election to be treated as an S corporation and we are therefore subject to federal income taxes. Although we have reported a loss for financial reporting purposes for 2004, for income tax purposes we will report taxable income. Accordingly, the Company has provided a provision for taxes for 2004. A reconciliation between the statutory and effective tax rates is included in Note 11 of the audited consolidated financial statements.

Net Loss.    For 2004 we generated a net loss of $11.2 million principally as a result of the $18.5 million charge related to the change in fair value of warrants issued in the private placement, as compared to a net loss of $10.8 million last year. The 2004 net loss attributable to common stockholders of $15.4 million includes the net loss after taxes of $11.2 million, a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement, a preferred stock dividend requirement of $1.2 million which is payable in common stock and a $2.2 million charge to reflect the fair value of the warrants issued in connection with the lock-up agreement. The deemed dividend represents the fair value of the beneficial conversion feature of the 7% preferred stock less the fair value of the warrants issued.

Year ended October 31, 2003 versus year ended October 31, 2002

Net Revenues.    For 2003 net revenues decreased 6.2% to $46.6 million from $49.7 million for the prior year. The overall decrease in net revenues in 2003 reflects a lower number of new video game titles launched, decreasing from 19 in 2002, which included the launch of our highly successful frontline title BloodRayne, to seven in 2003. The impact of the decrease in the number of titles launched was partially offset by the lower mix of frontline titles for the year ended October 31, 2003 versus October 31, 2002, which resulted in lower provisions for sales allowances in this period. For the year ended October 31, 2003 these provisions amounted to $5.2 million compared to $13.1 million for the year ended October 31, 2002. In fiscal year 2002, we also assumed price protection obligations of another publisher that resulted in an increase to the provision of $4.0 million. There was no similar transaction in 2003.

Gross Profit.    For 2003 gross profit decreased 10.7% to $15.8 million from $17.7 million for the prior year. The $1.9 million decrease is due to the lower sales volume coupled with an increase in the percentage of sales related to value priced products to 90% of total units in 2003 from 60% in 2002. Accordingly, gross profit margins decreased from 35.6% in the year ended October 31, 2002 to 33.9% in the comparable 2003 period.

Product Research and Development Expenses.    For 2003 product research and development expenses decreased 11.5% to $2.5 million from $2.9 million for the prior year. This decrease is the result of the full year impact in fiscal year 2003 of management's decision in 2002 to utilize the services of external development teams, thereby enabling us to maintain a smaller staff and to lower employee related costs. Product research and development expenses as a percentage of net revenues remained relatively constant at 5.5% for 2003, from 5.8% for the prior year.

Selling and Marketing Expenses.    For 2003 selling and marketing expenses increased 21.7% to $9.9 million from $8.2 million for the prior year. Factors causing the increase include an increase in promotion expenses related to $1.4 million in media support for the retail release of BloodRayne during the 2002 holiday season, and $300,000 of additional costs attributable to our London office, which was in operation for a full year in the 2003 period compared to a partial year in the 2002 period. Selling and marketing expenses increased as a percentage of net revenues to 21.3% for 2003 from 16.4% in the comparable 2002 period.

General and Administrative Expenses.    For 2003 general and administrative expenses decreased 33.7% to $3.1 million from $4.7 million for the prior year. The 2002 period included $1.3 million of professional fees, including costs related to litigation subsequently settled in 2003, and $683,000 for salary, expenses and severance expenses for a former executive officer. General and administrative expenses as a percentage of net revenues decreased to 6.7% for 2003 from 9.6% in the comparable 2002 period.

Depreciation and Amortization.    For 2003 and 2002 depreciation and amortization remained relatively constant at approximately $360,000.

Other Operating Expenses.    For 2003 other operating expenses include provisions for losses related to litigation and asset impairments. Litigation and settlement costs of $4.9 million relate to the Atari settlement and other litigation (see Note 8 to the audited consolidated financial statements). The loss on impairment of software development costs of $3.7 million represents amounts deemed unrecoverable from current or future sales.

Operating Income (Loss).    For 2003 operating income decreased $10.3 million to an operating loss of $8.8 million from an operating income of $1.5 million for the prior year. The decrease is primarily due to the aforementioned litigation settlement expenses and asset impairment.

Interest and Financing Costs.    For 2003 and 2002 interest and financing costs remained relatively constant at $2.1 million.

Net Loss.    The net loss for the year ended October 31, 2003 increased by $10.1 million from the prior year to $10.8 million as a result of the items discussed above.

Quarterly Operating Results

Our quarterly net revenues and operating results have varied in the past and can be expected to vary in the future, due to numerous factors, several of which are not under our control. Our business also has experienced, and is expected to continue to experience seasonality. Historically our net sales have been significantly higher during the fourth fiscal quarter because of increased consumer demand during the year-end holiday season. Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders and fluctuations in consumer demand for gaming platforms. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters:

	For the Three Months Ended
	Jan. 31, 2003	Apr. 30, 2003	July 31, 2003	Oct. 31, 2003	Jan. 31, 2004	Apr. 30, 2004	July 31, 2004	Oct. 31, 2004
	(in thousands, except per share data)
Net revenues	$13,413	$13,731	$3,995	$15,469	$24,619	$17,049	$33,971	$45,345
Cost of sales	8,082	9,121	2,460	11,140	17,123	11,613	26,892	30,614
Gross profit	5,331	4,610	1,535	4,329	7,496	5,436	7,079	14,731
Operating costs and expenses:
Product research and development	709	519	633	693	574	689	696	1,035
Selling and marketing	3,208	2,774	1,727	2,222	2,798	2,239	2,929	5,698
General and administrative	1,063	833	944	300	1,108	1,280	1,436	1,990
Depreciation and amortization	84	94	89	89	90	97	124	128
Other operating expenses (income) (1)	—	—	—	8,564	577	—	(1,174)	316
Operating income (loss)	267	390	(1,858)	(7,539)	2,349	1,131	3,068	5,564
Other expenses (2)	464	613	346	678	1,292	49,639	(18,216)	(10,841)
Income (loss) before income taxes	(197)	(223)	(2,204)	(8,217)	1,057	(48,508)	21,284	16,405
Provision for income taxes	—	—	—	—	—	489	759	176
Net income (loss)	$(197)	$(223)	$(2,204)	$(8,217)	$1,057	$(48,997)	$20,525	$16,229
Net income (loss) attributable to common stockholders (3)	$(197)	$(223)	$(2,204)	$(8,217)	$1,057	$(50,095)	$20,055	$13,595
Net income (loss) attributable to common stockholders per share:
Basic	$(0.09)	$(0.10)	$(1.00)	$(3.75)	$0.25	$(8.35)	$1.74	$1.16
Diluted	$(0.09)	$(0.10)	$(1.00)	$(3.75)	$0.10	$(8.35)	$1.06	$0.74
Weighted average shares outstanding
Basic	2,189,285	2,189,285	2,189,285	2,189,285	4,247,510	5,995,961	11,551,376	11,695,832
Diluted	2,189,285	2,189,285	2,189,285	2,189,285	10,162,339	5,995,961	18,842,607	18,321,150

(1)	Other operating expenses (income) includes provisions for litigation and settlement expenses of $4.9 million and loss on impairment of capitalized software development costs of $3.7 million in the three months ended October 31, 2003, a charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy in the three months ended January 31, 2004, a gain of $1.2 million as a result of the renegotiation of the litigation settlement in the three months ended July 31, 2004 and non-cash compensation charges of $26,000 and $316,000 for the three months ended July 31, 2004 and October 31, 2004, respectively.

(2)	Other expenses (income) include:

	For the Three Months Ended
	Jan. 31, 2003	Apr. 30, 2003	July 31, 2003	Oct. 31, 2003	Jan. 31, 2004	Apr. 30, 2004	July 31, 2004	Oct. 31, 2004
	(in thousands, except per share data)
Unrealized (gain) loss on foreign exchange	—	—	—	$24	$315	$(233)	$13	$172
Merger costs	—	—	—	—	342	—	—	—
Interest and financing costs, net	464	613	346	654	635	667	625	879
Change in fair value of warrants	—	—	—	—	—	49,205	(18,854)	(11,892)
	$464	$613	$346	$678	$1,292	$49,639	$(18,216)	$(10,841)

(3)	Net income (loss) attributable to common stockholders includes a preferred stock dividend requirement payable in common stock of $339,000, $470,000 and $452,000 for the three month periods ended April 30, July 31, and October 31, 2004, respectively, a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement and a $2.2 million non-cash charge related to the fair value of warrants issued in connection with a lock-up agreement in the three months ended October 31, 2004.

Liquidity and Capital Resources

Historically, we have met our capital needs through our factoring and purchase order financing arrangements, loans from related persons and advances from customers. In addition, in February 2004, we completed a private placement that provided us $21.2 million in net proceeds. Furthermore, in December 2004 we received net proceeds of $6.4 million from the excercise of a portion of the warrants issued in the February 2004 private placement and $500,000 upon the exercise of placement agent warrants in January 2005.

While our cash and cash equivalents balance was $4.2 million at October 31, 2004, we expect continued volatility in the use and availability of cash due to the seasonality of our business, receivables collections and working capital needs necessary to finance our business and growth objectives. Although there can be no assurance, management believes that there will be sufficient capital resources from our operations, and our factoring and purchase order financing arrangements, in order to finance our requirements for development, production, marketing, the purchases of equipment, and the acquisition of intellectual property rights for future products for the next twelve months.

If we are unable to generate sufficient positive cash flow from operations, if our seasonal borrowing needs exceed our current borrowing availability, or if unforeseen events occur that would require additional funding, we may require additional equity or debt financing and/or loans from financial institutions. However, there can be no assurance that these funds will be available to us on acceptable terms, if at all. Failure to obtain such financing or obtaining it on terms not favorable to us could have a material adverse effect on future operating prospects and continued growth. If we are unable to secure additional financing, we may need to curtail our development activities, which could impact the expansion of our business. Management believes it can operate under a curtailed operating plan if financing is not available.

Private Placement Proceeds.    In connection with the February 2004 private placement, we issued units consisting of preferred stock and warrants resulting in $25.8 million in gross proceeds from a group of institutional and accredited investors. The net proceeds were $21.2 million after deducting the related fees and other expenses.

We have used substantially all of the proceeds of the private placement. The amounts were used principally for working capital purposes, including milestone payments for software development costs and minimum payments for intellectual property rights, satisfaction of certain liabilities arising from our merger with ConnectivCorp and a litigation settlement. We also used the proceeds to repay $2.5 million of loans previously made to us by two of our executive officers who are also stockholders.

With respect to the warrants issued in our February 2004 private placement, in December 2004 we received net proceeds of $6.4 million from the exercise of a portion of such warrants at a reduced exercise price of $5.95 per share, which were originally exercisable at $7.00 per share. We also received proceeds of $500,000 upon exercise of placement agent warrants on January 7, 2005 and we will receive net proceeds of approximately $11.1 million in connection with the exercise of 1,697,131 warrants that are held by the selling stockholders upon the completion of this offering. Upon completion of this offering, any warrants issued in our February 2004 private placement that have not been previously exercised may be called at a price of $0.007 per share at the end of any applicable lock-up period. To avoid their warrants being called, holders may exercise such warrants, which would result in net proceeds to us of approximately $6.7 million. These funds would be in addition to the $6.4 million in net proceeds received by us from the exercise of warrants in December 2004 and the approximately $11.1 million proceeds to be received upon exercise of the warrants held by the selling stockholders at the closing of this offering.

Factoring and Purchase Order Financing.    We do not have any bank debt. To satisfy our liquidity needs, we factor our receivables. We also utilize purchase order financing through the factor and through a finance company to provide funding for the manufacture of our products. In connection with these arrangements, the finance company and the factor have a security interest in substantially all of our assets. In addition, certain of our officers provide personal guarantees in connection with these arrangements.

Under the terms of our factoring agreement, we assign our accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept a receivable based on its assessment of its credit risk. Once a receivable is accepted by the factor, the factor assumes substantially all of the credit risk associated with the receivable. The factor is required to remit payments to us for the assigned accounts receivable in accordance with the terms of the assigned invoice, regardless of whether the factor receives payment on the receivable, so long as the customer does not have a valid dispute related to the invoice. The amount remitted to us by the factor equals the invoiced amount adjusted for allowances and discounts we have provided to the customer. The factor charges 0.5% of invoiced amounts for these credit and collection services.

In addition, we may request that the factor provide us with cash advances based on our accounts receivable and inventory. The factor may either accept or reject our request for advances in its discretion. Amounts to be paid to us by the factor for any assigned receivable are offset by any amounts previously advanced by the factor. As of October 31, 2004, the factor was advancing 80% of the eligible receivables and also is advancing 50% of inventory, up to a maximum of $1 million. Total advances under the factor arrangement, including letters of credit for purchase order financing (see below) is limited to $30 million in the aggregate. The interest rate for advances taken is prime plus 1%.

We utilize purchase order financing arrangements in order to enable us to provide letters of credit necessary for the manufacture of our products. Manufacturers require us to present a letter of credit in order to manufacture the products required under a purchase order. Currently, we utilize letters of credit from a finance company, which charges 3.3% of the purchase order amount for each transaction for 60 days. Our factor also provides purchase order financing at a cost of 0.5% of the purchase order amount for each transaction for 30 days. Additional charges are incurred under both arrangements if letters of credit remain outstanding in excess of the original time period.

Advances From Customers.    On a case by case basis, distributors and other customers have agreed to provide us with cash advances on their orders. These advances are then applied against future sales to these customers. In exchange for these advances, we offer these customers beneficial pricing or other considerations.

Commitments and Contingencies.     The following table summarizes our minimum guarantees and other contractual obligations as of October 31, 2004:

		Payments due by period
	Total of Payments	Less than one year	1 - 3 Years	3 - 5 Years
	(in thousands)
Contractual obligations
Operating leases	$2,026	$572	$1,190	$264
Software development (1)	30,192	23,577	6,615	—
Licensing (2)	1,295	1,295	—	—
	33,513	25,444	7,805	264
Commercial obligations
Letters of credit (3)	6,398	6,398
Total obligations	$39,911	$31,842	$7,805	$264

(1)	Payable only upon acheivement of milestones.

(2)	Minimum liability for intellectual property rights to be incurred upon performance of the licensor.

(3)	Arising under purchase order assignments for inventory purchases.

As of October 31, 2004, we did not have any material commitments with respect to capital expenditures.

On September 1, 2004, Entertainment Finance International, LLC, or EFI, commenced a breach of contract action against us relating to an outstanding warrant held by EFI, issued by ConnectivCorp prior to the merger. Pursuant to a settlement agreement dated January 10, 2005, we agreed to pay $250,000 to EFI and, if we conclude this offering by February 21, 2005, an additional $985,000 from the offering proceeds. If we do not complete this offering by February 21, 2005, we can either elect to pay an additional $985,000 or deliver additional shares of our common stock to EFI with a value of

$1,235,000. The liability will be recorded as an adjustment to "additional paid in capital" since the alleged obligation existed prior to the ConnectivCorp merger.

In the opinion of management, upon advice of counsel, we have made adequate provision in our consolidated financial statements for potential liabilities, if any, arising from litigation settlements and other claims. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters, and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

Cash Flows

Cash and cash equivalents were $4.2 million at October 31, 2004 compared to $314,000 at October 31, 2003. The proceeds from the private placement in February 2004 of $21.2 million were used principally for working capital purposes, including milestone payments for software development costs and minimum payments for intellectual property rights, satisfaction of certain liabilities arising from our merger with ConnectivCorp, a litigation settlement and repayment of a portion of a loan from executive officers.

Operating Cash Flows.    For the year ended October 31, 2004, we used $18.9 million of cash in operating activities. Our net loss attributable to common stockholders of $11.2 million was principally attributable to the $18.5 million charge for the change in fair value of the warrants less a gain of $1.2 million from the renegotiation of a litigation settlement, which were both non-cash items. Our cash usage was attributable to (i) the increase in due from factor of $8.9 million reflecting higher receivables from customers net of advances from the factor, (ii) an increase in inventory of $1.8 million, (iii) a decrease in advances from customers for prepayments of $9.5 million as a result of our fulfillment of their related orders in the first quarter, (iv) increased expenditures for capitalized software development and prepaid license costs of $11.7 million for video games in development, as well as royalty advances to content providers for GBA Video, net of amounts expensed during the period and (v) payments of $5.5 million related to a settlement obligation. This was partially offset by increases in cash attributable to an increase in accounts payable and accrued expenses of $11.8 million, reflecting the significant increased level of operations in the fiscal 2004 fourth quarter.

During the year ended October 31, 2003, cash of $2.9 million was used by operating activities. Our net loss of $10.8 million was principally attributable to litigation settlements of $4.9 million and a loss on impairment of capitalized software development costs of $3.7 million, which are non-cash charges. Our cash usage was primarily attributable to an increase in inventory of $8.3 million consisting primarily of new titles to be launched in the first quarter of fiscal 2004, and an increase in capitalized software development costs of $2.3 million related to first quarter 2004 releases as well as video games already in development for future release. This usage of cash was partially offset by the increase in advances from customers of $7.5 million and a decrease in the amounts due from factor during the period due to lower sales volume in the fourth quarter of 2003 versus the prior year, which generated $2.9 million of cash.

During the year ended October 31, 2002, $602,000 was provided by operating activities. The increase in cash was attributable to a decrease in inventory of $4.9 million and other increases in working capital aggregating $1.7 million, offset by the net loss of $751,000 incurred in the period, the increase in due from factor of $1.7 million reflecting higher receivables from customers, net of advances from the factors, and increases in capitalized software development costs and prepaid license fees of $2.9 million attributable to scheduled 2003 releases and an increase in prepaid expenses of $1.0 million attributable to prepaid media time buys related to the BloodRayne release.

Investing Cash Flows.    Cash used in investing activities during the years ended October 31, 2004, 2003 and 2002 are principally related to purchases of computer equipment of $319,000, $152,000 and $297,000, respectively.

Financing Cash Flows.    Net cash generated from financing activities for the year ended October 31, 2004 was $23.1 million. The increase is attributed to the $21.2 million in net proceeds from the

February 2004 private placement, $3.7 million in additional inventory financing and a loan from a related party of $1 million, which were partially offset by the repayment of $2.8 in loans from stockholders and an officer.

During the year ended October 31, 2003, $2.7 million was provided by financing activities primarily as a result of loan proceeds from inventory financings and from stockholders of $2.6 million and $2.3 million, respectively, partially offset by the repayment of a bank loan of $2.4 million.

During the year ended October 31, 2002, $284,000 was used for financing activities to repay inventory financing of $91,000, pay capital lease obligations of $38,000 and a distribution to stockholders of $374,000, partially offset from loan proceeds from the finance company of $183,000 and a loan from stockholders of $36,000.

2005 Outlook

For fiscal 2005 we expect to report $175 to $185 million in net revenues with operating income of $16 to $18 million. This guidance anticipates increases in net revenues from all of our product groupings and anticipates improvement in the profitability from video games, while taking into consideration planned increases in product development and marketing efforts for all of our products. In the opinion of management, this guidance does not give recognition to the impacts of certain strategic opportunities that we are considering such as the proceeds from this offering.

These expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and must be viewed in light of the discussion under the caption "Special Note Regarding Forward-Looking Statements" on page 13. Investors are cautioned not to place undue reliance on these expectations, which are speculative in nature. Our actual results may differ materially from these expectations due to various risks including, without limitation those identified under "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including the changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Foreign exchange contracts used to hedge foreign currency exposure are subject to market risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes. As of October 31, 2004, we had an outstanding foreign currency forward exchange contract to exchange 2.4 million euros into $2.8 million which expires March 31, 2005 and, accordingly, recorded as a liability (in accounts payable and accrued expenses) an unrealized loss of $267,000.

BUSINESS

Introduction

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. We have developed our retail and distribution network relationships over our 18-year history.

We provide offerings for all major current-generation interactive digital entertainment hardware platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We are also developing offerings for next-generation home game consoles, including Sony's PlayStation 3, Microsoft's Xbox 2 and next-generation portable handheld game devices, including Nintendo's DS and Sony's PSP.

Our video game titles are targeted at various demographics at a range of price points, from lower-priced "value" titles to premium-priced "frontline" titles. Our value titles include proprietary properties, such as Quad: Desert Fury and Texas Hold 'Em, and well-known licensed properties, such as Frogger's Adventure and Pac-Man Collection. We expect to continue to release new value titles on a regular basis. Our frontline titles include BloodRayne, which has sold more than 600,000 units worldwide, and its sequel, BloodRayne 2, which was released in October 2004. We collaborate and enter into agreements with leading content providers and video game development studios for the development of our frontline titles. We expect to expand our frontline titles by releasing several new titles in 2005, including Advent Rising, which is expected to be the first in a trilogy of epic science fiction games developed in collaboration with award-winning science fiction author Orson Scott Card, Jaws, which is based on the well-known classic film, and Psychonauts, which is being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Our GBA Video content titles, which utilize our proprietary video compression technology, allow GBA users to view up to 45 minutes of video content on each of our GBA Video cartridges. Nintendo's GBA North American installed base was approximately 29 million units as of September 2004, according to Nintendo. Since the retail launch of our GBA Video titles in May 2004, we have released more than 20 of these titles and sold more than three million units. Our GBA Video cartridges were the first such products sold, and we are currently the only third party to have obtained approval from Nintendo to sell GBA Video products. We offer a variety of GBA Video titles today that are primarily targeted at the youth market and are based on popular Cartoon Network, Disney, FUNimation and Nickelodeon characters, such as Code Name: Kids Next Door, Dragon Ball GT, Fairly OddParents, Kim Possible, Lilo & Stitch and SpongeBob SquarePants. We intend to actively pursue licenses for new, top-quality video content, introduce new GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

We design, manufacture and market a line of innovative digital media peripherals and applications, including:

•	GBA wrap-around style headphones – enables private listening by plugging directly into the GBA port;

•	GBA wireless link application – allows multiple GBA users to play untethered with and against each other from up to 10 feet away;

•	GBA wireless messenger application – allows GBA users to send instant text messages and email to other GBA users from up to three miles away in open settings; and

•	Stand-alone TV Arcade "plug-and-play" video game systems – firmware-enabled joysticks that connect directly to a user's television and play pre-installed video games without the need for a dedicated home game console.

We are the only third party that Nintendo has approved to sell GBA headphones and we believe we are currently the only seller of wireless applications for the Nintendo GBA. Our GBA headphones were launched in May 2004 and our GBA wireless applications and stand-alone TV Arcade "plug-and-play" video game systems were launched during the 2004 holiday season. Since their launch, we have sold more than 800,000 TV Arcade "plug-and-play" products.

Industry Background

The digital entertainment product industry is comprised of video game hardware platforms, video game software, video content and digital media peripherals and applications. Within this industry, worldwide sales of video game hardware and video game software were approximately $23 billion in 2003 and are expected to grow to over $31 billion in 2009, according to DFC Intelligence.

Video Game Hardware Platforms

Video game hardware platforms are comprised of home game consoles, or consoles, and portable handheld game devices, or handhelds, as well as multi-functional devices such as PCs, Personal Digital Assistants, or PDAs, and mobile phones. The current generation of consoles was first introduced in 2000 and 2001, and now includes Nintendo's GameCube, Sony's PlayStation 2 and Microsoft's Xbox. This latest generation of consoles is based on 128-bit technology, which means that the central processing unit, or CPU, can process data in 128-bit units. This enables games with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios than previous generations of consoles. The installed base in North America for the current generation of consoles was approximately 41 million households as of June 2004, according to NPD. Next-generation consoles, such as Sony's PlayStation 3 and Microsoft's Xbox 2, are expected to be released in late 2005 or 2006. These advanced consoles are expected to include even better graphics capabilities, increased storage capacity and incremental functionality.

The current generation of handhelds is dominated by Nintendo's GBA, which was the first handheld to be released based on 32-bit technology. The GBA has a North American installed base of approximately 29 million units as of September 2004, according to Nintendo. In November 2004, Nintendo launched a new handheld system, the DS, which features a dual screen, utilizes new higher capacity storage media and is backward compatible with GBA cartridges. Sony intends to launch its initial handheld system, the PSP, in the U.S. in 2005.

The ability of multi-functional devices, such as PCs, PDAs and mobile phones to serve as video game platforms has also been greatly enhanced. This is due to periodic advances in microprocessors, graphics chips, storage capacity, operating systems and media and digital rights management. These advances have enabled developers to introduce video games for multi-functional devices with enhanced game play technology and high resolution graphics.

Video Game Software and Video Content

Video game software is created by the console and handheld manufacturers, and by independent publishers and developers. Console and handheld manufacturers license publishers to develop video games for their platforms and retain a significant degree of control over the content, quality and manufacturing of these products. Most manufacturers also receive a royalty for every software title manufactured for their platform. The publishers, subject to the approval of the platform manufacturers, determine the types of games they will create. Publishers either utilize their own in-house development teams or outsource game development to third-party developers. Following development, publishers then market and sell these products to retailers, either directly or through resellers.

Frontline games are often based on licensed popular content or original content with strong characters and storylines, and generally receive extensive development and marketing investments.

Frontline games are also typically higher priced titles than value titles. If a frontline title is widely adopted, subsequent titles in the franchise may leverage an existing base of fans, market awareness and technology, which may make subsequent titles easier to sell and more cost-effective to produce.

Generally, game titles that are priced below a retail price of $20 are classified as value titles. Success in the value category is largely based on the ability to cost-effectively publish value titles and place these titles with major retailers.

Many of the consoles available today are capable of playing video content in addition to games. More recently, the Nintendo GBA handheld became the first handheld platform to provide this capability and the backward compatibility of the recently launched Nintendo DS also enables this capability. Video content generally consists of pre-recorded television programming and other entertainment that publishers have licensed from content providers.

Traditionally, video games and video content have been delivered using CDs, DVDs or cartridges. More recently, some new games or added levels of play and other supplemental content can now be delivered over the Internet through game portals, such as Xbox Live, and various Internet sites, such as Yahoo!. The popularity of this emerging download category is increasing, especially within the large-scale multiplayer game segment, and for PDA and mobile phone users.

Digital Media Peripherals and New Applications for Digital Entertainment Platforms

Most video game hardware platforms have a variety of digital media peripherals that are designed to enhance the functionality of the device and the experience of the user. For instance, GBA users can purchase headphone peripherals that enable private listening. New digital media peripherals have also been developed that enable users to play video games on their televisions without the need for dedicated home game consoles.

New applications for video game handhelds have been made possible through recent advances in compression technologies, wireless protocols and high-resolution color displays. This progress has broadened the capabilities of the video game handheld platform. For example, the functionality of the GBA has been extended by way of new capabilities that enable multi-user games to be played wirelessly and enable wireless instant messaging in addition to playing games.

Strengths

Our key strengths include:

Diversified range of offerings across platforms, target markets and price points

We offer diverse digital entertainment products, including video games, video content, and digital media peripherals and applications. We publish and distribute video game titles for all major video game platforms, including Nintendo's GBA and GameCube, Sony's PS2, Microsoft's Xbox and the PC. We offer our products on multiple platforms in order to leverage our costs of development, increase potential unit sales and enhance profitability. We provide a wide variety of video game titles at different price points aimed at different demographics. This enables us to meet constantly changing consumer preferences and broaden our addressable target market. In addition to video game titles, we also provide video content, digital media peripherals and applications, including offerings for non-gamers, to enhance the end user experience and widen our addressable target market.

Established relationships with platform manufacturers, content providers and third-party developers

We have strong working relationships with console and handheld hardware manufacturers. For example, Nintendo has sponsored a national advertising campaign and special promotions featuring our GBA Video products and launched a second initiative just prior to the 2004 holiday season. We also have strong relationships with major content providers for our video game and video content products, including Cartoon Network, Disney, MTV, Nickelodeon, Universal Studios, Warner Brothers/DC Comics and others. Our product development and marketing efforts benefit from association with the established brands we license from these organizations. In addition, we have established relationships with veteran third-party developers, such as Double Fine Productions, GlyphX Games, HudsonSoft, Starbreeze, Taito and Terminal Reality. By bringing well-known brands and properties together with experienced developers, we are better able to deliver high-quality entertainment titles to market.

Access to shelf space and broad exposure for our products through well-developed retailer network

Over our 18-year history, we have developed relationships with leading retailers, including Best Buy, Electronics Boutique, GameStop, Target, Toys "R" Us, Wal-Mart and other national and regional retailers and resellers. We also work closely with game rental outlets, such as Blockbuster and Hollywood Video. We believe that these retail relationships have enabled our products, such as our GBA Video products, to obtain premium retail shelf space and to rapidly gain broad retail market exposure.

Ability to innovate and rapidly commercialize products

Our entrepreneurial environment enables us to opportunistically identify unmet consumer needs, quickly bring new technologies and offerings to market and enhances our ability to enter into development agreements with leading third-party video game development studios and content providers. For example:

•	We developed and commercialized proprietary compression technology that enables the GBA to play color video content. We developed this offering from concept to launch and secured licenses for top properties from Cartoon Network, Nickelodeon and others in less than 12 months. We are currently the only third-party vendor to have obtained approval from Nintendo to sell GBA Video products;

•	We have developed digital media peripherals, such as headphones, and applications, such as our wireless link and wireless messenger, for the GBA. We brought our GBA headphone product from concept to launch in approximately 12 months and launched our wireless applications in the fourth calendar quarter of 2004, which is less than nine months from the time of concept. We are the only third party that Nintendo has approved to sell GBA headphones and we believe we are currently the only seller of wireless applications for the Nintendo GBA; and

•	We recognized an opportunity in the burgeoning plug-and-play, retro-game category and were able to introduce our first TV Arcade plug-and-play interactive game device in less than five months from concept to launch.

Seasoned management team and strong Board of Directors

Our management team has deep functional and industry experience. Carl Yankowski, our Chief Executive Officer and Chairman of the Board, joined us in August 2004 and has extensive previous digital media and brand management experience, including serving as the Chief Executive Officer of Palm, Inc., President of Sony Electronics, and Chief Executive Officer of Reebok Brand at Reebok International Ltd. Jan E. Chason, our Chief Financial Officer, previously was a partner at Ernst & Young LLP.  Morris Sutton, our founder and Chairman Emeritus, Jesse Sutton, our President and Joseph Sutton, our Executive Vice President of Research and Development, have held executive positions with us for 18, seven and seven years, respectively. Additionally, members of our Board have extensive industry experience and include F. Peter Cuneo, the former President and Chief Executive Officer of Marvel Enterprises, James Halpin, the former Chief Executive Officer of CompUSA and Louis Lipschitz, the former Chief Financial Officer of Toys "R" Us.

Strategy

Our objective is to be an innovative and leading provider of diversified offerings for digital entertainment platforms. Our strategy to achieve this objective is to:

Leverage our industry relationships and entrepreneurial environment to continue to bring innovative products to market

We intend to continue to leverage our experience and industry relationships with developers, hardware manufacturers, content providers, retailers and resellers to create and distribute innovative products for digital entertainment platforms. We plan to continue to deliver top-quality frontline and value game titles and innovative digital media peripherals and applications that capitalize on market trends. For instance, we are already developing offerings for next-generation video game platforms, including Nintendo's DS, Sony's PSP and PlayStation 3 and Microsoft's Xbox 2. In addition, we intend to develop products for PDAs and mobile phones, as well as offerings that can be downloaded from the Internet.

Capitalize on our first-to-market position in GBA Video

We intend to aggressively capitalize on our GBA Video leadership position. To this end, we have filed five patent applications in relation to our video compression technologies utilized for this product. Also, our compression technologies are platform independent and we expect to extend our video content products and technology to other platforms. In addition, we intend to actively pursue licenses for new, top-quality video content, introduce GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

Introduce frontline titles with high-margin, franchise potential

We intend to continue to expand on our success with frontline games by opportunistically licensing rights to top-quality properties from third parties and by creating our own branded content. We will focus our frontline game developing, publishing and marketing activities on selective products that are, or have the potential to become, high-margin franchise properties. These products can serve as the basis for sequels and prequels that can be released over an extended period of time, and for related new products in different media. We have effectively implemented this strategy with our BloodRayne franchise by publishing the title's sequel, BloodRayne 2, in October 2004, and by selling the movie rights and licensing a comic book series. By summer 2005, we intend to release several other frontline titles, including:

•	Advent Rising – the first title in a planned trilogy of games that has been developed in collaboration with award-winning science fiction author Orson Scott Card;

•	Jaws – expected to ship in connection with the classic film's 30th anniversary; and

•	Psychonauts – the anticipated new video game being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Maintain focus on diversification and managing risk

We plan to continue to carefully assess products and titles we intend to bring to market. We will continue to pursue a diversified product line that addresses a range of platforms, target markets and prices. For instance, we will continue to be highly focused on the value segment of the market in order to balance the relatively higher development and marketing costs of our potentially higher-margin frontline games. Furthermore, we intend to continue to be cost-effective and to manage the risk associated with bringing our offerings to market by licensing well-known brands, selectively developing our own franchises as well as by working with leading third-party developers. For example, we have secured a license to publish a video game based on the classic film Jaws and have engaged a developer for this project that has previously been successful in implementing an underwater environment software engine. We believe continuing to leverage these types of arrangements will enable us to reduce our costs and bring products to market faster and with less risk.

Grow through international expansion, new strategic partnerships and acquisitions

We have historically focused our efforts and resources on the U.S. market, where we derive substantially all of our revenues. We intend to grow our international presence through our own efforts and relationships in order to help us increase revenues and leverage our product offerings and development efforts. In addition, we may seek strategic partnerships or acquisitions related to products, technologies, content or businesses that could help us accelerate our growth.

Products

We offer our customers a wide selection of video games, video content, and digital media peripherals and applications for a variety of platforms.

Games

As of December 31, 2004, we offered for sale more than 25 video game titles, which we categorize as frontline and value titles.

Frontline Titles

Our most successful proprietary frontline title has been BloodRayne, which since its launch in October 2002 has generated significant consumer interest and worldwide retail sales of more than 600,000 units. As a result of this success, we developed a sequel, BloodRayne 2, which was released in October 2004. We own the intellectual property rights to other frontline properties as well, including Advent Rising and Advent Shadow. We also license the rights to content, such as Psychonauts and the classic action-suspense film Jaws.

Selected frontline titles, their compatible platforms and launch or anticipated launch dates include:

Selected Titles	Platform	Launch Date
BloodRayne	Xbox, PS2, PC	October 2002
BloodRayne 2	Xbox, PS2, PC	October 2004
Advent Rising	Xbox, PC	First Half 2005
Nanostray	Nintendo DS	First Half 2005
Phantom Dust	Xbox	First Half 2005
Psychonauts	Xbox, PS2	First Half 2005
Raze's Hell	Xbox	First Half 2005
Jaws	Xbox, PS2, PC	Summer 2005
Advent Shadow	PSP	Second Half 2005

Value Titles

We believe we are a leading publisher of value titles. Value titles are typically sold at retail prices below $20. Examples of products in this category include:

•	Proprietary titles that require relatively low development resources and have potentially wide appeal, such as Hypersonic Extreme, which sold more than 170,000 copies since launch;

•	Titles based on emerging consumer fads or trends where we rapidly develop a quality title to capitalize on such interest, such as Monster Trucks, Quad: Desert Fury and Texas Hold 'Em;

•	Titles based on established brands where we can repackage classic games or develop titles based on well-known properties, such as Frogger, Pac-Man and other arcade classics by Konami and Namco; and

•	Titles that were once our frontline titles but over time have become part of our value titles.

Selected value titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Pacman Collection	GBA	July 2001
Frogger's Adventure	GBA	November 2001
Quad: Desert Fury	GBA	September 2003
Cartoon Network Speedway	GBA	November 2003
Bomberman Jetters	GameCube	February 2004
Guilty Gear X2 Reload	Xbox	September 2004
Monster Trucks	GBA	October 2004
Texas Hold 'Em	GBA	October 2004
Ultra Bust A Move	Xbox	October 2004

Video

We have developed a proprietary compression technology that enables GBA users to view up to 45 minutes of color video with stereo audio on a standard GBA system, using a standard GBA cartridge and with no additional hardware required. We believe our GBA Video products expand the base of GBA users to include non-gamers and younger children. We have secured valuable licensing agreements for top quality content from entertainment industry leaders, and we continue to seek additional GBA Video content. Since the retail launch in May 2004 of our GBA Video titles, we have released more than 20 of these titles and sold more than three million units. We anticipate that we will be able to release cartridges that can contain up to 90 minutes of video by the middle of 2005, including feature-length motion pictures. Our compression technologies are platform independent enabling us to quickly and easily utilize them on other platforms.

Selected current GBA Video titles, the applicable content provider and launch dates include:

Selected Titles	Content Provider	Launch Date
Dora the Explorer	Nickelodeon	May 2004
Fairly OddParents: Vol 1 & 2	Nickelodeon	May 2004
SpongeBob: Vol 1 & 2	Nickelodeon	May 2004
All Grown Up	Nickelodeon	May 2004
Cartoon Network Collection: Vol 1	Cartoon Network	May 2004
Codename: Kids Next Door: Vol 1	Cartoon Network	May 2004
Nicktoons Collection: Vol 1	Nickelodeon	May 2004
Teenage Mutant Ninja Turtles: Vol 1	4Kids Entertainment	June 2004
The Adventures of Jimmy Neutron, Boy Genius: Vol 1	Nickelodeon	June 2004
Yu-Gi-Oh!: Vol 1	4Kids Entertainment	June 2004
Dragon Ball GT: Vol 1	FUNimation Productions	September 2004
Kim Possible	Disney	December 2004
Lilo & Stitch	Disney	December 2004

Gadgets

We develop, manufacture and market a variety of digital media peripherals and applications, which we also refer to as "gadgets." We believe that these products enhance the user's experience and widen our addressable market.

GBA Peripheral Products and Applications

Our GBA headphones are co-branded with Nintendo and enable private listening by plugging directly into the GBA power port. Our wireless link product is a connectivity device that enables wireless multi-player GBA gaming for up to four players to play with and against each other from up to approximately ten feet apart. Our wireless messenger product is a device that enables GBA users to exchange e-mail as well as real-time text messages using their GBA. This product has a range of up to three miles in open settings and several blocks in urban areas and is capable of storing up to 300 messages. As with our wireless link product, our wireless messenger product operates over a free radio band eliminating any monthly or per usage charges. Currently, we are the only third party with a license from Nintendo to manufacture headphones for the GBA and believe we are the only seller of wireless applications for the Nintendo GBA.

Plug-and-Play Peripheral Products

Our TV Arcade plug-and-play products are stand-alone game units that plug directly into television sets with standard RCA cables. These units are battery operated and require no additional hardware or software. We have licensed from Konami the rights to develop and manufacture two systems, one based on Frogger, and another based on Rush 'N Attack and other arcade classics. We have also launched a system containing popular casino games utilizing the Golden Nugget® casino brand. Since the retail launch in the 2004 holiday season, we have sold more than 800,000 TV Arcade plug-and-play products.

Product Development

Prior to initiating the development of a video game title, we perform extensive market research, studio due diligence and financial analysis. The title must then be approved by our "green light" committee comprised of members from our executive, product development and sales and marketing teams before being accepted for publication. Once accepted, the game is evaluated at regular milestones to ensure it is progressing on time, according to specifications and on budget. All members of the green light committee continue to be involved throughout the development process.

We use third party development studios to create our video game products. We carefully select third parties to develop video games based on their capabilities, suitability, availability and cost. We usually have broad rights to commercially exploit products created by third party developers. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after we recoup the prepaid amounts. We believe our close relationships with leading developers increases the quality of our products, extends our access to proprietary game technology and helps to manage our risk. We have worked and continue to work with some of the industry's leading independent third party developers, including:

•	Double Fine Productions

•	GlyphX Games

•	Hudson Soft

•	Starbreeze

•	Taito

•	Terminal Reality

In addition, we have built an in-house product development team comprised of programmers, designers and artists, whose primary purpose is to evaluate prospective developers, monitor development status and milestones and provide support to developers.

The development process for video games involves working with the platform manufacturers from initial game concept through approval of the final product. During this development process, we work closely with these manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

The GBA Video development process is complete. Some further development of our compression technology will be necessary if we utilize this technology for additional platforms. Our activities regarding GBA Video are focused on selecting video content from entertainment studios and, subject to the approval of the green light committee, licensing such content from the studios.

Intellectual Property

Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. We currently have non-exclusive licenses from Nintendo for DS, GBA and GameCube, Sony for PS2 and PSP and Microsoft for Xbox and Xbox 2. Each license generally extends for a term of two to four years and is terminable under a variety of events. Each license allows us to create one or more products for the applicable system, and requires us to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. Publishers are not required to obtain licenses for publishing video game software for PCs. All of the hardware manufacturers approve each of the titles we submit for approval on a title-by-title basis, at their discretion.

Licenses From Third Parties

While we develop original titles, most of our titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Even our original titles usually include some rights or properties from third parties. License agreements generally extend for a term of two to three years, are limited to specific territories or platforms, and are terminable under a variety of events. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, we are obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payment against these guarantees, but other compensation or payment terms such as milestone payments, are also common. From time to time, we may also license other technologies from third-party developers for use in our products, which also are subject to royalties and other types of payment.

Licenses To Third Parties

As we create original titles we may decide to license rights to third parties, sometimes on an exclusive basis, in order to generate publicity or market demand for our titles, generate additional revenue related to complementary products or a combination of these factors. For example, in regards to our BloodRayne franchise, we have sold the movie rights, entered into a strategy guide deal and licensed a comic book series.

Intellectual Property Applications

We have filed five provisional patent applications with respect to aspects of the compression technology used by our GBA Video product. We also have filed several trademark applications with respect to some of the trademarks that we use, such as BloodRayne.

Manufacturing

Sony, Nintendo and Microsoft control the manufacture of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us for distribution. Video games for Microsoft, Nintendo and Sony home game consoles consist of proprietary format CD-ROMs and are typically delivered to us within a relatively short lead time, approximately two to three weeks. With respect to GBA products, which use a cartridge format, Nintendo typically delivers these products to us within 45 to 60 days after receipt of a purchase order. We use third party manufacturers for our digital media peripheral and applications offerings, who typically deliver these products to retailers within three to five weeks from the time production commences. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products. However, manufacturers' difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner.

Sales and Marketing

Our marketing programs principally support our frontline titles, GBA Video and digital media peripherals and applications. Our marketing objectives are to maximize our return on investment, or ROI, create strong brands and franchise properties and support our sales efforts. Since each of our titles have different features, benefits, price points and target markets, we develop marketing programs for each on an individual basis. The amount of support a title receives is directly related to its perceived "hit," or sales, potential. While we will support most of our titles in some manner, those with the most potential will have long lead-time, multi-faceted marketing programs designed to generate enthusiasm. Specific consumer marketing strategies we may employ include TV, radio and print advertising; web site and online marketing; demo distribution; promotions and cross-promotions with third parties; and point-of-purchase advertising.

Additionally, we customize public relations programs that are designed to create awareness with all relevant audiences, including core gamers and mass entertainment consumers. To date, our public relations efforts have resulted in significant coverage for our company and individual titles in computer and video game publications, such as Electronic Gaming Monthly, Game Informer, GamePro, Nintendo Power, Official PlayStation magazine and Official Xbox magazine, as well as major newspapers, magazines and broadcast outlets, such as CNN, USA Today, Wired, Maxim, Newsweek, The New York Times and TV Guide, among others. We also host media events throughout the year at which print, broadcast and online journalists can preview, review and demonstrate our products prior to their release.

At times, we also extend our marketing reach by working closely with partners. For example, we have employed this co-marketing strategy with our BloodRayne franchise and GBA Video products. With BloodRayne, we have teamed up with MTV to promote their use of BloodRayne 2 in their new Video Mod television show as well as collaborating with a movie production company to obtain joint promotion for the BloodRayne 2 video game and upcoming movie based on the BloodRayne title. With GBA Video, we have worked closely with Nintendo to establish the category with retailers and consumers. Nintendo has been very supportive of our GBA Video technology and products and has sponsored packaging design, point-of-sale and consumer marketing efforts. Nintendo has also sponsored a national advertising campaign and special promotions featuring our GBA Video products and launched a second initiative prior to the 2004 holiday season. We believe this approach enables us to leverage our strategic relationships and resources and earn a higher rate of return on our marketing investment.

In addition to regular face-to-face meetings and communications with our sales force, we employ extensive trade marketing efforts including direct marketing to buyers and store managers, trade shows, such as Destination PlayStation, Electronic Entertainment Exposition, CES, Interactive Entertainment Merchant Association Show, the Licensing Show, various store manager shows and distribution and sales incentive programs.

We sell our products directly and indirectly to large retail chains, specialty retail stores and video game rental outlets. Our sales team has strong relationships with major retailers and communicates with them frequently. To supplement our sales team, we currently utilize eight sales representative organizations located throughout the United States. The firms we use were chosen based on their performance and retailer relationships. On average, two sales representatives per organization are assigned to our accounts. It is customary for the sales representatives and resellers of our games who are assigned specific customers to also distribute games produced by other manufacturers. Distribution channels are dominated by a select group of companies, and a publisher's access to retail shelf space is a significant competitive factor.

We have historically focused our efforts and resources on established domestic markets. Over the last two years, we have expanded our international presence by establishing licensing or distribution agreements with leading international publishers. These organizations fulfill all sales, marketing and distribution needs for our multi-format product line-up in the international marketplace. To date, sales from our international operations have been immaterial.

Customers

Our customers are comprised of national and regional retailers, specialty retailers and video game rental outlets. We believe we have developed close relationships with key executives and buyers at a number of retailers including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. Jack of All Games, a subsidiary of Take-Two Interactive Software, Inc., is a leading reseller of our products to smaller retail outlets. For the fiscal year ended 2004, our most significant customers were Wal-Mart, Toys "R" Us and Jack of All Games, which accounted for approximately 27%, 25% and 16% of our net revenue, respectively.

Competition

The market for digital entertainment products, including video game titles, video content titles and digital media peripherals and applications, is highly competitive and relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do.

With respect to our video game products, we compete with many other third party publishers in both our value and frontline market segments. Given our extensive history as a publisher of value titles, we believe we are a leader in this category. We recently entered the frontline market, and are seeking to increase our frontline offerings and market share. We expect competition to increase in both the value and frontline areas as more competitors enter the video game market and existing competitors increase their offerings.

Our GBA Video titles were the first video content titles to market, and to date the only third party titles that Nintendo has approved for the GBA. Accordingly, we believe we are a leading provider of GBA Video titles. However, others have or are developing competing titles and compression technology. We cannot assure you that competitors will not be able to develop technology better than ours and secure strong relationships with content providers on terms equal to or more favorable than we have. In addition, sales of our GBA Video products will be affected by the success of other portable video player platforms, including portable DVD players and other handheld video devices.

Our digital media peripherals and applications also face significant competition. We recently entered the popular "plug-and-play" video game market, and our competitors' systems contain different software, and offer different games, than ours, which customers may find more appealing. In addition, console or other manufacturers may expand their product offerings to include digital media peripherals and applications, such as headphones, which may compete with our product offerings. Many of these markets for digital media peripherals and applications have low barriers to entry, and competitors may quickly develop competing products.

Current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	carry larger inventories;

•	gain access to wider distribution channels;

•	undertake more extensive marketing campaigns;

•	adopt more aggressive pricing policies;

•	devote greater resources to securing the rights to valuable licenses and relationships with leading software developers;

•	have better relationships with licensors than us and obtain more valuable licenses;

•	make higher royalty payments; and

•	have better access to prime shelf space.

Competitive factors such as the foregoing may have a material adverse effect on our business.

Legal Proceedings

Rage Games.    On September 20, 2002, Rage Games Limited filed a complaint against the Company based on claims of breach of contract and other claims and sought $6 million in damages. On December 28, 2004, the parties entered into a settlement agreement in which the Company agreed to pay $650,000, on or before February 15, 2005 for a full and complete settlement of the litigation, including all claims and counterclaims.

NASD Review.    On December 17, 2003, we received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in our common stock between the time of the signing of the letter of intent with respect to our December 5, 2003 reverse merger and the date that we announced that a letter of intent was signed. There also appears to be unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review and thanked us for our cooperation in the review. The letter indicated that the NASD referred the matter to the SEC for whatever action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." We have not been contacted by the SEC with respect to this matter and the SEC is not obligated to notify us whether it intends to pursue any action. Although our current officers were not the subject of this investigation, if we are sanctioned or otherwise held liable for this trading, any such sanctions could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

EFI.    On September 1, 2004, Entertainment Finance International, LLC (EFI) commenced a breach of contract action in the Supreme Court of the State of New York relating to an outstanding warrant held by EFI. Pursuant to a settlement agreement dated January 10, 2005, we agreed to pay $250,000 to EFI and, if we conclude this offering by February 21, 2005, an additional $985,000 from the offering proceeds. If we do not complete this offering by February 21, 2005, we can either elect to pay an additional $985,000 or deliver additional shares of our common stock to EFI with a value of $1,235,000.

In the opinion of management and on the advice of counsel, we have made adequate provision for potential liabilities, if any, arising from the above matters. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

Properties

We lease 21,250 square feet of office, development and storage space located at 160 Raritan Center Parkway, Edison, NJ 08837. The lease, which costs approximately $28,500 per month, plus taxes, insurance and operating costs, expires in July 2009.

Employees

We had 77 full time employees as of December 31, 2004. We have not experienced any work stoppages and consider our relations with our employees to be good. None of our employees are represented by a union.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors and their ages as of December 31, 2004. The terms of all directors expire in 2005.

Name	Age	Position
Carl Yankowski	56	Chairman of the Board and Chief Executive Officer
Jan E. Chason	58	Chief Financial Officer
Patrick Flaherty	55	Executive Vice President of Sales and Marketing
Jesse Sutton	35	President and Director
Joseph Sutton	32	Executive Vice President of Research and Development and Director
Joseph Tuchinsky	51	General Counsel, Senior Vice President Business and Legal Affairs and Secretary
Morris Sutton	65	Chairman Emeritus
Laurence Aronson	48	Director
F. Peter Cuneo	60	Director
James Halpin	53	Director
Louis Lipschitz	59	Director
Marc Weisman	52	Director

Carl Yankowski.    Mr. Yankowski has been our Chairman and Chief Executive Officer since August 24, 2004. From November 2001 to August 2004, Mr. Yankowski was an active Principal of the Westerham Group LLC, a management and consulting firm. From March 2002 to the present, he has served as the Chairman of CRF, Inc., an electronic patient diaries company. From November 1999 to November 2001, he served as Chief Executive Officer of Palm, Inc., a handheld devices and solutions company. Prior to that, he was Chief Executive Officer of Reebok Brand at Reebok International Ltd., a sports footwear and apparel company. He was also President of Sony Electronics. Mr. Yankowski also served on the board of directors of Novell Inc. from June 2001 to February 2003, and currently serves on the board of directors of Chase Corporation, Informatica and a number of privately-held companies. Mr. Yankowski holds a Bachelor of Science in Electrical Engineering and a Bachelor of Science in Management from the Massachusetts Institute of Technology, where he is on the board of the Sloan School of Management.

Jan E. Chason.    Mr. Chason has served as our Chief Financial Officer since December 2003 and prior to the merger, as Chief Financial Officer of MSI, our sole operating business and wholly-owned subsidiary, since January 2, 2003. Prior to joining MSI, Mr. Chason provided interim Chief Financial Officer services through JEC Consulting Associates from June 2001 through December 2002. From June 1996 through June 2001, he served on the executive team of SFX Broadcasting and SFX Entertainment as the Chief Financial Officer of Triathlon Broadcasting Company, The Marquee Group, Inc. and Artist Group International LLC. He later served as Corporate Vice President – Finance of SFX Entertainment. After the acquisition of SFX Entertainment by Clear Channel Communications Inc., he served as the Chief Financial Officer of Clear Channel Entertainment's Marketing and Media Divisions. Mr. Chason was a partner at Ernst & Young LLP from October 1982 through September 1994. Mr. Chason is a Certified Public Accountant and has a Bachelor of Business Administration from City College of New York.

Patrick Flaherty.    Mr. Flaherty joined us on October 4, 2004. From January 2001 to October 2004, Mr. Flaherty was an active Principal of the Westerham Group LLC, a management and consulting firm. From 1999 to 2001, Mr. Flaherty was employed by Reebok International Ltd., a sports footwear and apparel company. Prior to that, he was Senior Vice President – U.S. Marketing of Sony Electronics. Prior to his employment with Sony Electronics, Mr. Flaherty served as Vice President – Asia Pacific Region for Polaroid Corporation. Mr. Flaherty holds a B.S. from Northeastern University and an MBA from Babson College.

Jesse Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003. Mr. Sutton is currently our President and has served in such capacity since December 2003 and, until August 24, 2004, served as our Chief Executive Officer. Since 1997, Mr. Sutton has served as the President of MSI, and from December 2003 to August 24, 2004, as its Chief Executive Officer. Jesse Sutton is Morris Sutton's son and Joseph Sutton's brother. From 1998 to 2001, Mr. Sutton was the President of Majesco Biologicals, Inc., a biotechnology development company, which ceased all operations in 2001 pursuant to an assignment for the benefit of creditors.

Joseph Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003. Mr. Sutton is currently our Executive Vice President of Research and Development and has served in such capacity since December 2003. From 1997 to October 2000 Mr. Sutton was a Vice-President of MSI; from October 2000 through September 2003 he was Vice President-Game Development of MSI and in December 2003 he became MSI's Executive Vice President of Research and Development. Joseph Sutton is Morris Sutton's son and Jesse Sutton's brother.

Joseph Tuchinsky.    Mr. Tuchinsky joined us on October 1, 2003. In his role, he is responsible for managing all of our business and legal affairs including development contracts, licensing relationships, litigation, intellectual property rights and corporate governance. Prior to joining us, Mr. Tuchinsky served as the Director of Legal and Business Affairs for Atari, Inc. and its predecessor company from October 2001 through August 2003 and Legal Counsel to Atari predecessor companies from September 1998 through September 2001. His prior positions included General Counsel for Future Vision Holding, Inc. and Senior Attorney for Long Island Lighting Corporation. Mr. Tuchinsky has a Bachelor of Arts from Queens College and Juris Doctor from Syracuse University College of Law.

Morris Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003 and since August 24, 2004 as our Chairman Emeritus. Mr. Sutton has more than 40 years of business experience and most recently, was the founder of MSI, our sole operating company and wholly-owned subsidiary, and, prior to the merger, was MSI's Chief Executive Officer from 1986 to December 2003. Morris Sutton is the father of Jesse Sutton and Joseph Sutton. From 1998 to 2001, Mr. Sutton was the Chairman of Majesco Biologicals, Inc., a biotechnology development company, which ceased all operations in 2001 pursuant to an assignment for the benefit of creditors.

Laurence Aronson.    Mr. Aronson has served as one of our directors since November 4, 2004. From 2003 to the present, Mr. Aronson has served as the President and Chief Executive Officer of Cartwheel LLC, a marketing services company. From 2000 to 2003, he was the President of Sales and Customer Marketing at Revlon USA. Prior to that he held senior leadership positions at Procter & Gamble and Warner Lambert/Adams USA.

F. Peter Cuneo.    Mr. Cuneo has been one of our directors since October 18, 2004. Mr. Cuneo served as the President and Chief Executive Officer of Marvel Enterprises, Inc. from July 1999 through January 2003. From September 1998 to July 1999, Mr. Cuneo served as Managing Director of Cortec Group Inc., a private equity fund. From February 1997 to September 1998, he was Chairman of Cuneo & Co., L.L.C., a private investment firm. From May 1996 to February 1997, Mr. Cuneo was President, Chief Executive Officer and a Director of Remington Products Company, L.L.C., a manufacturer and marketer of personal care appliances. From May 1993 to May 1996, he was President and Chief Operating Officer at Remington. He is also a Director of Waterpik Technologies, Inc. and a Director and Vice Chairman of Marvel Enterprises, Inc.

James Halpin.    Mr. Halpin has been one of our directors since September 9, 2004. Mr. Halpin retired in March 2000 as President and Chief Executive Officer and a director of CompUSA Inc., a retailer of computer hardware, software, accessories and related products, which he had been with since October 1992. He is also a director of Marvel Enterprises, Inc.

Louis Lipschitz.    Mr. Lipschitz has served as one of our directors since April 20, 2004. From February 1, 1996 to March 2004, Mr. Lipschitz served as Executive Vice President and Chief Financial Officer of Toys "R" Us, Inc.

Marc Weisman.    Mr. Weisman has served as one of our directors since June 3, 2004. From 1988 to January 1995, Mr. Weisman served as Chief Financial Officer of The Adco Group, a privately held real estate and financial services company. In January 1995, he joined Credit Suisse First Boston as a Director in the Principal Transactions Group. In October 1996, he formed Sagaponack Partners, L.P., a private equity concern.

Employment Agreements

We currently have employment agreements with Carl Yankowski, our CEO, and Patrick Flaherty, our Executive Vice President of Sales and Marketing. Mr. Yankowski's employment agreement provides for an annual base salary of $375,000. He is also eligible to receive a discretionary bonus of up to $62,500 for the period from the effective date of the agreement through the close of fiscal 2004 and a discretionary bonus for each annual period thereafter of up to 100% of his base salary or more, based on the determination by the compensation committee that Mr. Yankowski achieved some or all of the performance goals and objectives established for the applicable bonus period. In addition, Mr. Yankowski was granted, pursuant to our 2004 Employee, Director and Consultant Stock Plan, options to purchase a total of 992,856 shares of our common stock, which options have various exercise prices and vesting schedules, and expire ten (10) years from the grant date. He is also eligible to receive a bonus of $1,000,000, on a post-tax basis, and additional "gross-up" payments to the extent he is subject to any tax liability as a result of his receipt of an "excess parachute payment", upon a change in control, subject to certain conditions. If we terminate Mr. Yankowski's employment without cause, as defined in the agreement, or the agreement is terminated by Mr. Yankowski for good reason, as defined in the agreement, Mr. Yankowski will receive the following severance benefits:

•	continued payment of his then base salary for a period of 12 months;

•	a percentage of the annual bonus, provided an annual bonus would have otherwise been awarded;

•	immediate vesting and exercisability of his unvested stock options, or other unvested compensatory equity awards, as if he remained in our employ for 18 months following such termination;

•	a cash lump sum payment of the change in control bonus, as defined in the agreement, or if earned at the time of termination, but not otherwise paid; and

•	reimbursement for any applicable premiums he pays to continue coverage under our benefit plans for a period of 12 months, or until he is eligible for similar benefits from another employer, provided, that if such termination occurs during the period commencing three months prior to a change in control and ending on the date that is 12 months after a change in control, his stock options or other unvested compensatory equity shall all be immediately and fully vested and exercisable. Mr. Yankowski's agreement contains customary confidentiality, non-competition/non-solicitation, and indemnification terms and is terminable at-will by either party.

Mr. Flaherty's employment agreement provides for an annual base salary of $200,000. He is also eligible to receive a discretionary bonus of up to 50% of his base salary for the period of our fiscal year and each annual period thereafter, based on the determination by the Chief Executive Officer that Mr. Flaherty achieved some or all of the performance goals and objectives established for the applicable bonus period. In addition, Mr. Flaherty was granted, pursuant to our 2004 Employee, Director and Consultant Stock Plan, options to purchase a total of 71,428 shares of our common stock, which options have various vesting schedules, and expire ten (10) years from the grant date. If we terminate Mr. Flaherty's employment without cause, as such term is defined in the agreement, or the agreement is terminated by Mr. Flaherty for good reason, as such term is defined in the agreement, Mr. Flaherty will be eligible to receive severance benefits including, among other benefits and severance payments, continued payment of his then base salary for a period of 12 months, and an annual bonus, provided an annual bonus would otherwise have been awarded. The agreement contains customary confidentiality, non-competition/non-solicitation, and indemnification terms and is terminable at-will by either party.

Executive Compensation

The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of the most highly compensated executive officers who were employed by us at the end of the fiscal year ended October 31, 2004, the most recent fiscal period for which information is available, for services rendered to us in all capacities during the three prior fiscal years ended October 31, 2004 and who earned in excess of $100,000 for services rendered to us during the fiscal year ended October 31, 2004.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
				Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options/ SARs(#)	All Other Compensation ($)
Carl Yankowski, Chief Executive Officer (1)	2004	72,000	—	992,857	14,500	(2)
	2003	—	—	—	—
	2002	—	—	—	—

Jesse Sutton, President and Former Chief	2004	274,500	—	—	—
Executive Officer (3)	2003	350,000	—	—	17,000	(4)
	2002	340,000	—	—	17,000	(4)

Joseph Sutton, Executive Vice President	2004	274,500	—	—	—
of Research and Development	2003	350,000	—	—	17,000	(4)
	2002	328,000	—	—	15,600	(4)

Jan E. Chason, Chief Financial Officer (5)	2004	200,000	50,000	42,857	—
	2003	159,000	—	—	—
	2002	—	—	—	—

Joseph B. Tuchinsky, General Counsel and	2004	204,000	50,000	28,571	—
Senior Vice President Business and Legal	2003	18,000	—	—	—
Affairs (6)	2002	—	—	—	—

(1)	Carl Yankowski, our Chief Executive Officer, joined the company on August 24, 2004 and has an employment agreement. For information regarding his compensation under the terms of this agreement, see the text under "Management—Employment Agreements" above.

(2)	This amount represents payment of certain perquisites, including a "gross up" payment for all applicable taxes.

(3)	Jesse Sutton was named Chief Executive Officer on December 5, 2003, the closing date of our merger, and served in such capacity until August 24, 2004. Jesse Sutton currently serves as our President.

(4)	These amounts represent contributions to our Profit Sharing Plan on behalf of Jesse and Joseph Sutton.

(5)	Mr. Chason began his employment on January 2, 2003.

(6)	Mr. Tuchinsky began his employment on October 1, 2003.

Option Grants in Our Last Fiscal Year

The following table shows grants of stock options that we made during the year ended October 31, 2004 to each of the executive officers named in the Summary Compensation Table above.

Name	Number of Securities Underlying Options/SARs Granted (#)(1)		% of Total Options/SARs Granted to Employees in Fiscal Year Ended October 31, 2004	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)(2)
Carl Yankowski	297,857	(3)	18.3%	$7.00	8/24/2014	$13.66
	297,857	(4)	18.3%	$31.92	8/24/2014	$3.02
	397,142	(5)	24.5%	$19.46	8/24/2014	$6.38
Jesse Sutton	—		—	—	—	—
Joseph Sutton	—		—	—	—	—
Jan E. Chason	42,857	(6)	2.6%	$13.30	3/25/2014	$4.18
Joseph B. Tuchinsky	28,571	(6)	1.8%	$13.30	3/25/2014	$4.18

(1)	The options were granted pursuant to our 2004 Employee, Director and Consultant Stock Option Plan. The options granted to the above named executive officers are either incentive stock options or non-qualified stock options.

(2)	The present value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk free interest rate (annual)	Various rates ranging from 2.71 to 3.41 at date of grant
Expected volatility	30%
Expected life	5 years
Assumed dividends	None

(3)	The options vest and become exercisable as to 1/24th of such option grant amount each month commencing as of the grant date.

(4)	The options vest and become exercisable as to 1/24th of such option grant amount each month commencing on the two-year anniversary of the grant date.

(5)	The options vested immediately and are all currently exercisable.

(6)	The options vest one-third annually commencing as of the grant date.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year End Option Values

The following table shows certain information with respect to options held as of October 31, 2004 by each of the executive officers named in the Summary Compensation Table above. None of such individuals exercised any options during fiscal 2004.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options At Fiscal Year End ($)(1) Exercisable/Unexercisable
Carl Yankowski	434,374/558,482	377,895/2,645,354
Jesse Sutton	—	—
Joseph Sutton	—	—
Jan E. Chason	0/42,857	0/164,999
Joseph B. Tuchinsky	0/28,571	0/109,998

(1)	Calculated based upon the October 31, 2004 last reported sale price of the common stock on the OTC Bulletin Board of $17.15 per share, multiplied by the number of shares held, less the aggregate exercise price for such shares.

Employee Benefit Plans

2004 Employee, Director and Consultant Stock Option Plan

Our 2004 Employee, Director and Consultant Stock Option Plan was approved by our board of directors in January 2004 and adopted by our stockholders on February 13, 2004, which approval by our stockholders became effective on April 13, 2004. Under the plan, we may grant incentive stock options, nonqualified stock options and stock. A total of 2,142,857 shares of common stock have been reserved for issuance under this plan, of which 453,109 shares are currently available for future grant.

The plan is to be administered by our board of directors, except to the extent that it delegates its authority to a committee of the board. The plan authorizes the issuance of stock grants to our employees, directors and consultants, the grant of incentive stock options to our employees and the grant of non-qualified options to our employees and directors (approximately 77 people), and consultants.

For non-qualified options, the exercise price per share is determined by the board, subject to the limitation that the exercise price at least equals the par value per share of our common stock (i.e. $0.001 per share). For incentive stock options, the exercise price per share is determined by the board, subject to the limitation that the exercise price at least equals 100% of the fair market value per share of our common stock on the date of grant of the incentive stock option. If the participant in the plan owns more than 10% of the total combined voting power of the company, the exercise price per share must at least equal 110% of the fair market value per share of our common stock on the date of grant of the incentive stock option. The maximum term of options granted under the plan is ten years. Upon termination of a participant's service with us or with a subsidiary of us, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. Upon termination for "cause," as defined in the plan, the board may terminate a participant's options. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

The plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each outstanding option must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options are not assumed or substituted for, the administrator may provide either (i) that all options will become exercisable for a defined period after which they will terminate or (ii) that all options shall terminate in exchange for a cash payment equal to the value of the option shares less the exercise price. Similar provisions apply to outstanding rights to purchase stock granted under the plan.

With respect to stock grants, the date prior to which an offer of a stock grant must be accepted by a grantee and the stock grant purchase price, if any, shall be determined by the board. A stock grant may be subject to repurchase by us upon termination of employment of the grantee with the company, under certain circumstances

The plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

The plan will automatically terminate in 2014, unless we terminate it sooner. In addition, the board has the authority to amend, suspend or terminate the plan provided such action does not impair the rights of any participant.

During 2003, we merged our existing defined contribution pension plan and money purchase pension plan which covered all eligible employees. No contributions have been made under the plan during our 2004 fiscal year.

During October 2003, we adopted a defined contribution 401(k) plan covering all eligible employees.

Director Compensation

In connection with their appointment to our board, Louis Lipschitz, Marc Weisman, James Halpin, F. Peter Cuneo and Laurence Aronson were each granted options to purchase 14,285 shares of our common stock at an exercise price of $25.41, $21.00, $21.49, $14.00 and $14.00 per share, respectively, which options expire ten years from the grant date. In addition, we pay each of our non-employee directors $15,000 annually for serving on our board and a fee of $1,000 for in-person attendance ($1,500 for the Chairman), and a fee of $500 for telephone attendance ($1,000 for the Chairman), at board or committee meetings. Other than Messrs. Lipschitz, Weisman, Halpin, Cuneo and Aronson, we do not pay directors any cash compensation for serving as a director.

Compensation Committee Interlocks and Insider Participation

Our board of directors as a whole made decisions relating to the compensation of our executive officers prior to the establishment of the Compensation Committee on July 15, 2004. Our committee has no interlocks with other companies.

Limitation of Directors' Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities of our directors and officers that may occur in connection with their services to us, including matters arising under the Securities Act of 1933. Our certificate of incorporation and bylaws also provide that we will indemnify and advance expenses to, to the fullest extent permitted by the Delaware General Corporation Law, any of our directors and officers, against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Sutton Family.    Prior to our reverse merger on December 5, 2003 with and into ConnectivCorp (which subsequently changed its name to Majesco Holdings Inc.), Jesse Sutton, then President, and Joseph Sutton, then Executive Vice President, each loaned us approximately $1.8 million, for an aggregate amount of approximately $3.5 million, in order to enable us to repay amounts due under a line of credit from a bank, with the remainder used for working capital purposes. Jesse and Joseph Sutton were repaid, in the aggregate, approximately $2.5 million from the proceeds of our private placement completed in February 2004 and, in conjunction with the closing, the remaining $1.0 million owed to them was exchanged for units having a value of $1.0 million which units consisted of (i) 100 shares of 7% convertible preferred stock, which were converted on October 29, 2004 into 142,857 shares of our common stock and (ii) a three-year warrant to purchase 142,857 shares of our common stock at an exercise price of $7.00 per share. Immediately prior to the initial closing of our February 2004 private placement, the market price of our common stock was $11.90 per share. Also in connection with the private placement, Jesse Sutton, Joseph Sutton, Adam Sutton, and Sarah Sutton, the children of Morris Sutton, surrendered for cancellation an aggregate of 352,112 shares of Series A preferred stock that were convertible into 3,571,421 shares of our common stock.

On November 25, 2003, Albert Ades, the father-in-law of Jesse Sutton, loaned us $1.0 million. In exchange for the loan, Mr. Ades received a non-interest bearing convertible promissory note that would automatically convert into 285,714 shares of our common stock upon (i) the consummation of the reverse merger and (ii) an increase in our authorized shares of common stock sufficient to allow for the conversion of the note. We used the funds from Mr. Ades to satisfy a portion of our obligations pursuant to a settlement with Atari. This note was converted to common stock on April 23, 2004 at which date the market price of our common stock was $27.16 per share.

We currently use the services of a printing and packaging company in which Morris Sutton's brother is a co-owner. In fiscal 2004, we received services from this company for which we were billed approximately $4.1 million. Such charges are, to our knowledge, on terms no less favorable to what we could receive from providers of similar services.

Atlantis Equities, Inc.    During 2003, approximately 1.4 million unregistered shares of ConnectivCorp's common stock were sold at a price of $0.70 per share. The proceeds of these sales were used to pay off debts of ConnectivCorp to service providers and our other creditors, including a consulting fee payment in connection with the merger equal to $450,000 to Atlantis Equities, Inc., known as Atlantis, an entity of which Robert S. Ellin, the former Chairman of ConnectivCorp, is a principal. Atlantis also received consulting fees of approximately $130,000 for consulting services rendered to ConnectivCorp in 2002 and 2003. In addition, Atlantis received an additional $300,000 from us upon completion of our February 2004 private placement. JMP Securities LLC, the placement agent we used in connection with our February 2004 private placement, also paid a referral fee to Atlantis in the form of a warrant to purchase 92 units (131,428 shares of common (originally 7% convertible preferred stock) and a warrant to purchase 131,428 shares of common stock), which was originally issued to JMP Securities LLC as part of the placement agent fee.

JMP Securities LLC.    On February 12, 2004, in connection with our February 2004 private placement, we entered into an engagement letter with JMP Securities LLC, a wholly-owned subsidiary of JMP Group, which is also the parent of JMP Asset Management LLC. JMP Asset Management LLC, through certain of its investment funds, is one of our principal stockholders by virtue of its investment in our February 2004 private placement. Pursuant to the engagement letter, we paid JMP Securities, as placement agent, approximately $2.9 million and issued to JMP Securities warrants to purchase 268 units (consisting of 382,857 shares of our common stock (originally 7% convertible preferred stock) and warrants to purchase 382,857 shares of our common stock), exercisable for a period of five years at an exercise price of $10,000 per unit. In connection with the engagement letter, we also:

(i)	engaged JMP Securities to perform certain financial advisory services, for which we agreed to pay JMP Securities $10,000 per month during the term of the agreement, which ends in February 2006, unless terminated earlier;

(ii)	agreed to pay JMP Securities a cash fee of 7% of the gross proceeds received by us in connection with the exercise of warrants issued in our February 2004 private placement (which will result in a payment to JMP Securities of approximately $800,000 based on the exercise of warrants held by certain of the selling stockholders participating in this offering); and

(iii)	granted JMP Securities a right of first refusal to act as (i) the sole book-running lead managing underwriter in the event of a public offering of our securities and (ii) our exclusive financial advisor if we decide to pursue any business combination, including an acquisition of another entity or the sale of our company or a minority interest in our company, in which case we have agreed to pay JMP Securities a cash fee equal to a customary percent of the total consideration involved in the transaction, subject to a minimum of $300,000.

On November 9, 2004, as amended on January 10, 2005, we entered into an agreement with JMP Securities to, among other things, amend certain provisions of the February 12, 2004 engagement letter. Under this agreement, we agreed that in exchange for JMP Securities' waiving its right to act as the sole book-running lead managing underwriter in this offering, JMP Securities will be entitled to be co-lead, co-book-running manager in the offering and will receive 32% of the aggregate amount paid to underwriters in this offering. In the event this offering is not consummated by June 30, 2005, JMP Securities is entitled to receive out-of-pocket expenses of up to $30,000.

With regard to the amendments to the February 12, 2004 letter with JMP Securities, JMP Securities has agreed to permanently waive its right to continue to receive $10,000 per month for financial advisory services. Finally, JMP Securities has agreed to waive its rights identified in (iii) above in the event the contemplated offering is consummated by June 30, 2005. If this contemplated offering is not consummated by such date, then those previously waived rights identified in (iii) above shall be reinstated as of such date.

Entities affiliated with JMP Securities have also entered into a lock-up agreement with us in conjunction with the lock-ups entered into in October 2004 pursuant to which, among other things, such entities were issued warrants to purchase 71,428 shares of our common stock with an exercise price of $21.00 per share. See "Description of Capital Stock—Warrants—Warrants Issued In Connection With Lock-Up."

On December 22, 2004, we received $2.0 million net proceeds from the exercise of warrants to purchase 357,142 shares of our common stock held by entities affiliated with JMP Asset Management LLC at a reduced exercise price of $5.95 per share. The warrants were initially issued in the February 2004 private placement and were exercisable at $7.00 per share. We offered certain qualified institutional buyers and institutional accredited investors the reduction in the exercise price to induce them to exercise. As a condition to receiving the reduced exercise price, each exercising warrantholder agreed that the shares received by such warrantholder upon the exercise of the warrants would be removed from the registration statement registering the resale of such shares, declared effective October 29, 2004. We filed a new registration statement registering the resale of such shares on December 23, 2004, and if such registration statement is not declared effective by February 15, 2005, we will be required to pay a penalty equal to 1.5% of the exercise price for each two-week period after such date that the registration statement is not declared effective, subject to a 6% aggregate annual cap.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 24, 2005 held by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each stockholder that beneficially owns more than five percent of our common stock, based upon our review of publicly available filings with the SEC and any events occurring with our knowledge subsequent to such filings; and

•	each selling stockholder.

Beneficial ownership is based upon 16,724,834 shares of common stock outstanding as of January 24, 2005, and determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of January 24, 2005, pursuant to the exercise of options, warrants or other derivative securities, are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The share information in the table below assumes no exercise of the underwriters' over-allotment option.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table (i) have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, and (ii) are not a broker-dealer or an affiliate of a broker-dealer, based on information provided to us by such stockholders.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering		Percentage Beneficially Owned
						Before Offering	After Offering
Name and Address of Beneficial Owner (a)
Directors and Executive Officers
Carl Yankowski	496,427	(1)	—	496,427	(1)	2.9%	2.2%
Jesse Sutton	2,232,888	(2)(3)	—	2,232,888	(2)(3)	13.3%	10.1%
Jesse M. Sutton Foundation (4)	217,142		—	217,142		1.3%	*
Joseph Sutton	2,232,888	(2)(3)	—	2,232,888	(2)(3)	13.3%	10.1%
Morris Sutton (5)	802,863	(3)	—	802,863	(3)	4.8%	3.6%
Louis Lipschitz	0	(6)	—	0	(6)	*	*
Marc Weisman	0	(7)	—	0	(7)	*	*
James Halpin	0	(8)	—	0	(8)	*	*
F. Peter Cuneo	0	(9)	—	0	(9)	*	*
Laurence Aronson	0	(10)	—	0	(10)	*	*
Jan E. Chason	14,285	(11)	—	14,285	(11)	*	*
Joseph Tuchinsky	0	(12)	—	0	(12)	*	*
Patrick Flaherty	20,634	(13)	—	20,634	(13)	*	*
Executive officers and directors as a group	6,017,127		—	6,017,127		34.6%	26.4%
Five Percent Stockholders
Adam Sutton (14)	2,088,571	(3)	—	2,088,571	(3)	12.5%	9.5%
JMP Asset Management LLC (15)	1,598,834		511,801	1,087,033		9.5%	5.2%
Corsair Capital Management, L.L.C. (16)	1,312,875	(16)	528,570	784,305	(16)	8.8%	4.3%
Selling Stockholders
033 Growth Partners, I L.P. (17)	521,020		245,714	275,306		3.1%	1.2%
033 Growth International Fund, Ltd. (17)	257,479		121,428	136,051		1.5%	*
033 Growth Partners II, L.P. (17)	163,574		77,566	86,008		*	*
Oyster Pond Partners, L.P. (17)	118,137		55,290	62,847		*	*
Caspian Capital Partners, L.P. (18)	120,570		48,542	72,028		*	*
Mariner Opportunities Fund, LP (18)	120,570		48,542	72,028		*	*
Corsair Capital Partners, L.P. (19)	653,758		263,207	390,551		4.3%	2.1%

	Shares Beneficially Owned Before the Offering	Shares Being Offered	Shares Beneficially Owned After the Offering	Percentage Beneficially Owned
				Before Offering	After Offering
Corsair Capital Investors, Ltd. (19)	80,380	32,361	48,019	*	*
Corsair Long Short International, Ltd. (19)	30,812	12,405	18,407	*	*
Corsair Capital Partners 100, L.P. (19)	22,744	9,169	13,575	*	*
Corsair Select, L.P. (19)	284,010	114,344	169,666	1.9%	*
Harvest Opportunity Partners II, L.P. (20)	810,157	219,654	590,503	4.8%	2.7%
Harvest Opportunity Partners Offshore Fund, Ltd. (20)	530,057	188,399	341,658	3.1%	1.6%
Harvest Opportunity Partners II Qualified, L.P. (20)	258,619	103,748	154,871	1.5%	*
Leonard H. Sherman (21)	75,728	35,714	40,014	*	*
Logos Partners, L.P. (22)	121,165	57,142	64,023	*	*
The Rachel Landau Family Trust (23)	30,289	14,285	16,004	*	*
Michael P. Sheinson (24)	39,378	18,571	20,807	*	*
Scoggin Capital Management L.P. II (25)	757,296	357,142	400,154	4.4%	1.8%
R.H. Realty Money Purchase Plan (26)	30,289	14,285	16,004	*	*
Michael G. Balog (27)	151,457	108,601	42,856	*	*
Jon D. Gruber TTEE FBO Jonathan Wyatt Gruber (28)	7,571	1,785	5,786	*	*
Jon D. Gruber & Linda W. Gruber (28)	90,874	21,428	69,446	*	*
Lindsay Gruber Dunham (28)	7,571	1,785	5,786	*	*
J. Patterson McBaine (29)	45,435	10,714	34,721	*	*
Lagunitas Partners LP (30)	363,501	85,714	277,787	2.2%	1.5%
Gruber & McBaine International (31)	90,874	21,428	69,446	*	*
Morris Cabasso (32)	30,289	14,576	15,713	*	*
Joseph B. Rubin (33)	30,289	14,285	16,004	*	*

* Represents beneficial ownership of less than 1% of the shares of common stock.

(a)	Except as otherwise indicated, addresses are c/o Majesco Holdings Inc., 160 Raritan Center Parkway, Edison, NJ 08837.

(1)	Represents shares of common stock underlying outstanding options but does not include outstanding options which have not vested and are not vesting within 60 days.

(2)	Includes 71,428 shares of common stock which may be acquired upon exercise of warrants to purchase shares of common stock.

(3)	Of the amounts identified for Jesse, Joseph and Adam Sutton, and Morris Sutton on behalf of Sarah Sutton, in the event the underwriters' over-allotment is exercised, they will be selling an aggregate of 360,000 shares of common stock in this offering (110,000 by each of Jesse, Joseph and Adam Sutton and 30,000 by Morris Sutton on behalf of Sarah Sutton). In addition, of the amounts identified, 35,714 shares of common stock are subject to an escrow agreement dated February 19, 2004, as further described in Note 14 to the Consolidated Financial Statements.

(4)	Morris Sutton, Jesse Sutton and Joseph Sutton act as officers of the Jesse M. Sutton Foundation, and each has the power to vote and dispose of the shares held by the Foundation. Since the power to vote and dispose of the shares is shared among the three individuals, the number of shares disclosed under each of Jesse, Joseph and Morris Sutton does not include the number of shares held by the Foundation.

(5)	Pursuant to a voting agreement, Morris Sutton has the power to vote the shares held in the name of his daughter, Sarah Sutton. The voting agreement does not restrict Sarah from exercising all other rights of beneficial ownership, including disposition and the right to receive payments of dividends or other distributions from the Company with respect to the shares. The voting agreement expires on February 4, 2014.

(6)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on April 30, 2005.

(7)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on June 3, 2005.

(8)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on September 9, 2005.

(9)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on October 18, 2005.

(10)	Does not include shares of common stock underlying options which options vest 1/3 annually commencing on November 4, 2005.

(11)	Represents 14,285 shares of common stock underlying options which are immediately exercisable, issued in November 2004, but does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on March 25, 2005.

(12)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on March 25, 2005.

(13)	Represents shares of common stock underlying outstanding options but does not include outstanding options which have not vested and are not vesting within 60 days.

(14)	Adam Sutton is the adult son of Morris Sutton and brother of Jesse and Joseph Sutton. Adam is not an executive officer or director of the company.

(15)	The address is 660 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(16)	Includes shares of common stock and warrants to purchase shares of common stock held by Corsair Capital Partners, L.P., Corsair Long Short International, Ltd., Corsair Select, L.P., Corsair Capital Partners 100, L.P., Corsair Capital Investors, Ltd. and shares of common stock held in separate managed accounts. The address is 350 Madison Avenue, 9th Floor, New York, NY 10017.

(17)	The address is 125 High Street, Suite 1405, Boston, MA 02210. Michael T. Vigor has investment power over the securities and Lawrence C. Long Jr. has voting power over the securities.

(18)	The address is 500 Mamaroneck Avenue, Ste. 101, Harrison, NY 10528. Jay Petschek and Steven Major share voting and investment power over the securities.

(19)	The address is 350 Madison Avenue, 9th Floor, New York, NY 10017. Jay Petschek and Steven Major share voting and investment power over the securities.

(20)	The address is 660 Montgomery Street, Suite 1100, San Francisco, CA 94111. Beneficial ownership of the securities may be deemed to be held by Joseph Jolson.

(21)	The address is 29 S. LaSalle Street #905, Chicago, IL 60603.

(22)	The address is 300 Drakes Landing Road #175, Greenbrae, CA 94904. Beneficial ownership of the securities may be deemed to be held by Clark Lehman.

(23)	The address is 450 West End Avenue, New York, NY 10022.

(24)	The address is 272 SE 5th Avenue, Delray Beach, FL 33483.

(25)	The address is 600 Madison Avenue, 20th Floor, New York, NY 10021.

(26)	The address is 3420 Bedford Avenue, Brooklyn, NY 11210. Beneficial ownership of the securities may be deemed to be held by Ralph Herzka.

(27)	The address is 1805 Lagoon View Drive, Tiburon, CA 94920.

(28)	The address is 50 Osgood Place, PH, San Francisco, CA 94133. Jon D. Gruber has voting and investment power over the securities.

(29)	The address is 50 Osgood Place, PH, San Francisco, CA 94133. J. Patterson McBaine has investment and voting power over the securities.

(30)	The address is 50 Osgood Place, PH, San Francisco, CA 94133. Gruber & McBaine Capital Management, LLC is the general partner, and Jon D. Gruber and J. Patterson McBaine share investment and voting power over the securities.

(31)	The address is 50 Osgood Place, PH, San Francisco, CA 94133. Gruber & McBaine Capital Management, LLC is the investment advisor, and Jon D. Gruber and J. Patterson McBaine share investment and voting power over the securities.

(32)	The address is 1880 East 8th St., Brooklyn, NY 11223.

(33)	The address is 350 East 79th St, Apt. 44D, New York, NY 10021.

SHARES ELIGIBLE FOR FUTURE SALE

General

We will have 22,104,141 shares of common stock outstanding after the completion of this offering (22,644,141 shares if the underwriters' over-allotment is exercised in full) based on 16,724,834 shares outstanding as of January 24, 2005. The 3,682,176 shares of common stock sold by us in the offering (4,222,176 shares if the underwriters' over-allotment option is exercised in full) will be freely transferable without restriction after this offering. Of the remaining shares outstanding, all will be freely transferable without restriction, subject to the lock up arrangements described below and, with respect to shares of common stock held by affiliates and shares issued between 12 and 24 months ago (see Part II of the Registration Statement relating to this offering of which this prospectus is a part), the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act, except:

•	1,171,419 shares subject to a pending registration statement that will become freely transferable upon effectiveness of such registration statement;

•	526,377 shares subject to warrants issued in October 2004 which we will be obligated to use our best efforts to file a resale registration statement by January 31, 2005 in connection with, provided that if the offering contemplated by this prospectus has been consummated on or prior to January 31, 2005, the target deadline for filing will be 60 days after the date of this prospectus; and

•	78,283 shares of common stock that were issued as a dividend to former holders of our 7% convertible preferred stock, with respect to which we intend to file a resale registration statement.

In addition, with respect to the shares of common stock underlying our option plan and our outstanding options, we have an effective registration statement on Form S-8 under the Securities Act for the sale of such shares, and therefore, other than shares subject to the lock-ups described below, shares issued under our option plan may be sold without restriction upon exercise of such options. As of January 24, 2005, options to purchase an aggregate of 1,689,748 shares were outstanding under our option plan, and an aggregate of 453,109 shares were reserved for issuance under our option plan.

Lock-Up Arrangements

Follow-on Offering Lock-Up

We and our executive officers, directors and certain holders of our securities have entered into lock-up agreements pursuant to which they have agreed not to, without the prior written consent of RBC Capital Markets Corporation and JMP Securities LLC, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities that may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. The 90-day period may be extended under certain circumstances. See "Underwriting—Lock-up Agreements." Parties that beneficially own an aggregate of approximately 4.2 million shares of common stock after this offering have executed this lock-up agreement. This amount does not include the approximately 7.6 million shares of common stock subject to one-year lock-up agreements described below, the holders of which have also signed this lock-up agreement.

New Warrant Lock-Up

On October 1, 2004, investors participating in our February 2004 private placement entered into agreements with us pursuant to which such investors agreed to waive any penalties associated with the resale registration statement required to be filed by us pursuant to the terms of the February 2004 private placement not having been declared effective by September 24, 2004. The investors also agreed not to, without the prior written consent of JMP Securities LLC, dispose of the securities underlying the units until January 31, 2005, subject to an extension of 60 days from the consummation of this offering in the event that we consummate this offering before January 31, 2005. See "Description of Capital Stock Warrants—Warrants Issued in Connection with Lock-Up." Parties that beneficially own an aggregate of approximately 5.8 million shares of common stock have executed this lock-up agreement, not including holders that executed this lock-up agreement and the follow-on offering lock-up described above.

One Year Lock-Up

Each of Jesse Sutton, Joseph Sutton, Morris Sutton, Sarah Sutton, and Adam Sutton are parties to a lock-up agreement with JMP Securities LLC signed in connection with our February 2004 private placement. Under this lock-up agreement, the parties have each agreed that, without the prior written consent of JMP Securities LLC, they will not, directly or indirectly, offer, sell, pledge or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock, or enter into any transaction that transfers to another any economic benefit of any common stock. This lock-up lasts through October 28, 2005, which is one year from the effectiveness of the registration statement covering the resale of the common stock underlying the units sold in our February 2004 private placement. Parties that beneficially own an aggregate of approximately 7.6 million shares of common stock have executed this lock-up agreement. These parties have also signed the follow-on offering lock-up described above. JMP Securities LLC has waived the provisions of the lock-up to allow the Sutton family to sell an aggregate of 360,000 shares of common stock in the event the underwriters' over-allotment option is exercised.

In addition, other stockholders holding an aggregate of 571,428 shares of common stock are also parties to a lock-up agreement containing terms similar to those described above.

NASD Lock-Up

Persons and entities affiliated with RBC Capital Markets Corporation and JMP Securities LLC have been required by the NASD to enter into lock-up agreements with respect to an aggregate of 12,957 shares of our common stock. See "Underwriting—Other."

Rule 144 and Rule 144(k)

In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 221,041 shares immediately after the offering, assuming no exercise of the underwriters' overallotment option); or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and by-laws. For more detailed information, please see our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

Pursuant to our certificate of incorporation, we are authorized to issue 250,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. On December 31, 2004, we filed an amendment to our certificate of incorporation to effectuate a 1-for-7 reverse split of our outstanding common stock. As of January 24, 2005 there were 16,724,834 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting Rights.

Holders of common stock are entitled to one vote per share held of record on all matters to be voted on by the stockholders.

Dividends.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefore, subject to the rights of the holders of preferred stock, if any.

Liquidation Preference.

In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions with respect to such shares.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, as well as to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could materially adversely affect the voting power of the holders of common stock or other series of preferred stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing our change in control.

Private Placement of 7% Convertible Preferred Stock

On February 26, 2004, we completed a private placement of securities in which we raised approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. Pursuant to the terms of the private placement, we issued 2,583 units, each unit consisting of one share of 7% convertible preferred stock, convertible into 1,428 shares of common stock, and a warrant to purchase 1,428 shares of common stock at an exercise price of $7.00 per share. We also issued an aggregate of 100 units to Jesse Sutton and Joseph Sutton in satisfaction of outstanding debt. In addition, the placement agent, JMP Securities LLC, received warrants to purchase up to 268 units (representing 765,714 shares of our common stock), exercisable for five years from the date of issuance. As part of the terms of the private placement, we agreed to prepare a resale registration statement relating to the securities issued in the private placement, which was declared effective on October 29, 2004. Pursuant to our certificate of incorporation, on October 29, 2004, as a result of the declaration of effectiveness of the registration statement covering the resale of the common stock underlying the units, each share of 7% convertible preferred stock was automatically converted to common stock. In addition, on such date, an accrued cumulative annual dividend in the amount of 78,283 shares of common stock became due and payable to the former holders of shares of 7% convertible preferred stock, which dividend was declared on November 4, 2004 and paid on November 15, 2004.

Warrants

Common Stock Warrants

In connection with our February 2004 private placement, we issued warrants representing 3,690,000 underlying shares of our common stock to investors. At our option, we may call, at a price of $.007 per share of common stock underlying the warrant, up to one hundred percent of the warrants. Upon a call, holders must either exercise their warrants or elect not to exercise, in which case we may repurchase the warrants. Please see the text contained in "Warrants Issued in Connection with Lock-Up" below for recent developments relating to our agreement to waive our current call right. In addition, also in connection with our February 2004 private placement, we issued 50 units to each of Jesse Sutton and Joseph Sutton (for a total of 100 units), each unit consisting of one share of 7% convertible preferred stock and warrants to purchase 1,428 shares of common stock as partial repayment of outstanding loans made by such executive officers.

On December 22, 2004, we issued 1,171,419 shares of common stock at a reduced exercise price of $5.95 per share, which were originally exercisable at $7.00 per share, and received $6.4 million as net proceeds from the exercise of warrants issued in our February 2004 private placement. We offered certain qualified institutional buyers and institutional accredited investors the reduction in the exercise price to induce them to exercise. As a condition to receiving the reduced exercise price, each exercising warrantholders agreed that the shares received by them upon the exercise of the warrants would be removed from the registration statement registering the resale of such shares that was declared effective October 29, 2004. We filed a separate registration statement registering the resale of such shares on December 23, 2004, and if such registration statement is not declared effective by February 15, 2005, we will be required to pay a penalty equal to 1.5% of the exercise price for each two-week period after such date that the registration statement is not declared effective, subject to a 6% aggregate annual cap.

In addition, the selling stockholders identified in this offering will exercise warrants at the closing of this offering, which will result in net proceeds of $11.1 million to us.

Placement Agent Warrants

Also in connection with our February 2004 private placement, we issued warrants to purchase 268 units, representing 765,714 underlying shares of our common stock, to the placement agent involved in the offering, JMP Securities LLC. Each unit underlying the placement agent warrants consists of (i) the right to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share (due to the automatic conversion of our 7% convertible preferred stock to common stock on October 29, 2004) and (ii) a warrant entitling the holder to purchase 1,428 shares of our common stock at an exercise price of $7.00 per share.

Warrants Issued In Connection With Lock-Up

On October 1, 2004, the investors participating in our February 2004 private placement entered into agreements with us pursuant to which such investors, in exchange for warrants to purchase an aggregate of 526,377 shares of common stock, exercisable at $21.00 per share and expiring on September 15, 2007, have agreed to waive any penalties associated with the resale registration statement not having been declared effective by September 24, 2004. The investors also agreed not to dispose of the securities underlying the units purchased in our February 2004 private placement until January 31, 2005 (subject to extension) and consented to an increase in the size of our board of directors from seven to nine members.

We have entered into similar lock-up agreements with the holders of an aggregate of approximately 1,310,917 shares of our common stock, and a holder of 262,857 shares underlying warrants and convertible securities. Warrants issued to these holders are exercisable for an aggregate of 157,377 shares of common stock at an exercise price of $21.00 per share and expire on September 17, 2007.

The warrants issued in connection with the lock-up are callable at our option if the price of our common stock is at least $35.00 per share for 60 consecutive days, the average daily trading volume for such period is at least 10,714 shares and the sale of the underlying common stock is registered and declared effective. We agreed to use our best efforts to file a resale registration statement as to these shares by January 31, 2005, subject to extension under certain circumstances. These warrant holders also received certain piggyback registration rights, and we agreed that we would not call the warrants included in the units at least until the lock-up expires.

Anti-Takeover Provisions

Anti-takeover provisions of Delaware law may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent or make changes in our management and control. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of our preferred stock. This preferred stock may have preference over and impair the rights of the holders of our common stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible investment acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. Similarly, our authorized but unissued common stock is available for future issuance without stockholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

Prior to this offering, our common stock was quoted on the OTC Bulletin Board under the symbol "MJES." Following this offering, our common stock will be quoted on the Nasdaq National Market under the symbol "MJES."

UNDERWRITING

RBC Capital Markets Corporation, JMP Securities LLC, Harris Nesbitt Corp. and Wedbush Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us, the selling stockholders and the underwriters, each underwriter named below has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares
RBC Capital Markets Corporation	2,580,000
JMP Securities LLC	1,920,000
Harris Nesbitt Corp.	1,200,000
Wedbush Morgan Securities Inc.	300,000
Total	6,000,000

The underwriting agreement provides that the underwriters' obligations to purchase our common stock are subject to approval of legal matters by counsel and to satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares from the selling stockholders and us.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.48 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

		Total Offering Amount
	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public offering price	$12.50	$75,000,000	$86,250,000
Underwriting discount paid by us	$0.8125	$2,991,768	$3,430,518
Underwriting discount paid by selling stockholders	$0.8125	$1,883,232	$2,175,732

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $694,000.

We have applied to have our common stock approved for quotation on the Nasdaq National Market.

Over-Allotment Option

We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 540,000 shares and 360,000 shares of our common stock, respectively, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Lock-up Agreements

We have agreed that, without the prior written consent of RBC Capital Markets Corporation and JMP Securities LLC, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. Our directors and executive officers and certain other selling stockholders have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation and JMP Securities LLC, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

The 90-day restricted period described above will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news, or a material event relating to our company occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. We currently have an agreement in place with JMP Securities LLC, as described under "Certain Relationships and Related Transactions." As of the date of this registration statement, Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P., affiliates of JMP Securities LLC, received warrants on October 1, 2004 to purchase 49,000, 17,571 and 4,857 shares, respectively, of our common stock and received a common stock dividend on November 15, 2004 in the amount of 10,013, 3,590 and 992 shares, respectively, in each case that were acquired within 180 days prior to the filing of our registration statement on October 29, 2004. Affiliates of JMP Securities LLC own 15.96%, 0% and 1.70% of the limited partnership interests of Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P., respectively. Hence, 9,418, 0 and 99 of the shares underlying the warrants and the common stock dividend shares held by Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P., respectively, are attributable to JMP Securities LLC and have been deemed underwriting compensation under NASD Conduct Rule 2710. As of the date of this registration statement, affiliates of RBC Capital Markets Corporation received warrants on October 1, 2004 to purchase an aggregate of 2,857 shares of our common stock and received a common stock dividend on November 15, 2004 in the aggregate of 583 shares, in each case that were acquired within 180 days prior to the filing of our registration statement on October 29, 2004. The aggregate of 3,440 shares attributable to affiliates of RBC Capital Markets Corporation has been deemed underwriting compensation under NASD Conduct Rule 2710. The aggregate of 9,517 shares attributable to JMP Securities LLC and the aggregate of 3,440 shares attributable to affiliates of RBC Capital Markets Corporation will not be sold, transferred, assigned, pledged or hypothecated except by operation of law or by reason of reorganization by our company for the term specified in the NASD Conduct Rules, which is 180 days. In connection with the December 22, 2004 exercise of certain warrants acquired in the February 2004 private placement, affiliates of JMP Securities LLC received an aggregate discount of $59,676 relating to their economic interest in the warrant exercise. This discount has been determined underwriting compensation by the NASD.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

LEGAL MATTERS

The validity of the shares offered in this prospectus has been passed upon for us by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York will pass upon certain legal matters for the underwriters in connection with this offering. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. hold in the aggregate 1,710 shares of our common stock. In addition, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. holds approximately 25,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Majesco Holdings Inc. and subsidiaries as of October 31, 2004, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended October 31, 2004, have been audited by Goldstein Golub Kessler LLP, independent accountants, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

We have filed annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We maintain an Internet website at http://www.majescogames.com (which is not intended to be an active hyperlink in this prospectus). The information at our website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Majesco Holdings Inc.

We have audited the accompanying consolidated balance sheets of Majesco Holdings Inc. and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Majesco Holdings Inc. and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with United States generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
November 30, 2004, except for the last two paragraphs of Note 17, as to which the date is December 23, 2004, and the seventh and eighth paragraphs of Note 15, as to which the date is December 28, 2004, and the last two paragraphs of Note 1, as to which the date is December 31, 2004, and the eleventh paragraph of note 15, as to which the date is January 10, 2005

MAJESCO HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(dollars in thousands)

	October 31,
	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$4,170	$314
Due from factor	9,491	596
Inventory	12,755	10,995
Capitalized software development costs and prepaid license fees – current portion	10,574	3,794
Prepaid expenses	831	981
Total current assets	37,821	16,680
Property and equipment – net of accumulated depreciation and amortization of $1,356 and $1,236, respectively	798	855
Capitalized software development costs and prepaid license fees	4,952	—
Other assets	381	76
Total assets	$43,952	$17,611
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued expenses	$19,985	$8,155
Inventory financing payables	6,750	3,066
Advances from customers	2,171	11,624
Settlement obligations – current portion	—	4,000
Loans payable – stockholders – current portion	—	562
Advance from officer	—	200
Total current liabilities	28,906	27,607
Settlement obligations	—	2,710
Capital lease obligations	—	24
Loans payable – stockholders	—	3,000
Dividend payable in common stock	1,261	—
Commitments and contingencies
Stockholders' equity (deficiency):
Common stock – $.001 par value; 250,000,000 shares authorized; 15,403,704 and 2,189,285 share issued and outstanding at October 31, 2004 and 2003, respectively	15	2
Series A Convertible Preferred stock – $.001 par value; 10,000,000 authorized; 1,000,000 shares designated; 132,142 shares issued and outstanding at October 31, 2003	—	—
Additional paid in capital	29,194	298
Accumulated deficit	(15,388)	(16,012)
Accumulated other comprehensive loss	(36)	(18)
Total stockholders' equity (deficiency)	13,785	(15,730)
Total liabilities and stockholders' equity (deficiency)	$43,952	$17,611

See accompanying notes

MAJESCO HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in thousands, except share amounts)

	Year Ended October 31,
	2004	2003	2002
Net revenues	$120,984	$46,608	$49,688
Cost of sales
Product costs	67,151	25,172	26,198
Software development costs and license fees	19,091	5,631	5,794
	86,242	30,803	31,992
Gross profit	34,742	15,805	17,696
Operating costs and expenses
Product research and development	2,994	2,554	2,887
Selling and marketing	13,664	9,931	8,156
General and administrative	5,814	3,140	4,742
Depreciation and amortization	439	356	368
Non-cash compensation charge	342	—	—
Write-off of accounts receivable	577	—	—
Litigation expense and settlement renegotiation	(1,200)	4,908	—
Loss on impairment of software development costs	—	3,656	—
	22,630	24,545	16,153
Operating income (loss)	12,112	(8,740)	1,543
Other expenses
Interest and financing costs	2,806	2,077	2,093
Unrealized loss on foreign exchange contract	267	24	—
Change in fair value of warrants	18,459	—	—
Merger costs	342	—	—
Abandoned equity offering expenses	—	—	201
Loss before income taxes	(9,762)	(10,841)	(751)
Provision for income taxes	1,424	—	—
Net loss	(11,186)	(10,841)	(751)
Deemed dividend to preferred stockholders	759	—	—
Preferred stock dividend	1,261	—	—
Fair value of warrants issued in connection with lock-up agreements	2,182	—	—
Net loss attributable to common stockholders	$(15,388)	$(10,841)	$(751)
Net loss attributable to common stockholders per share:
Basic and diluted	$(1.84)	$(4.95)	$(0.34)
Weighted average shares outstanding:
Basic and diluted	8,385,657	2,189,285	2,189,285

See accompanying notes

MAJESCO HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(in thousands, except share amounts)

	Common Stock – $.001 par value		Series A Preferred Stock – $.001 par value		7% Preferred Stock – $.001 par value		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficiency) Equity
	Number	Amount	Number	Amount	Number	Amount
Balance – October 31, 2001	2,189,285	$2	132,142	$—	—	$—	$298	$(4,046)	$—	$(3,746)
Net loss-total comprehensive loss	—	—	—	—	—	—	—	(751)	—	(751)
Distribution to stockholders	—	—	—	—	—	—	—	(374)	—	(374)
Balance – October 31, 2002	2,189,285	2	132,142	—	—	—	298	(5,171)	—	(4,871)
Net loss	—	—	—	—	—	—	—	(10,841)	—	(10,841)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(18)	(18)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(10,859)
Balance – October 31, 2003	2,189,285	2	132,142	—	—	—	298	(16,012)	(18)	(15,730)
Reclassification of accumulated deficit as a result of revocation of S Corporation election	—	—	—	—	—	—	(16,012)	16,012	—	—
Effect of recapitalization – reverse merger	3,264,805	3	—	—	—	—	(3)	—	—	—
Issuance of units pursuant to private placement memorandum, net of initial classification of $20,730 warrant liability and net of related expenses of $4,653	—	—	—	—	369	—	449	—	—	449
Deemed dividend – beneficial conversion charge	—	—	—	—	—	—	759	(759)	—	—
Surrender of Series A preferred stock with equivalent voting rights of 3,571,421 votes	—	—	(50,301)	—	—	—	—	—	—	—
Issuance of common stock upon conversion of:
Series A preferred stock	5,810,721	6	(81,841)	—	—	—	(6)	—	—	—
Loan payable – related party	285,714	—	—	—	—	—	1,000	—	—	1,000
Warrants	20,355	—	—	—	—	—	—	—	—	—
7% convertible preferred stock	3,832,824	4	—	—	(383)	—	(4)	—	—	—
Reclassification of warrant liability	—	—	—	—	—	—	39,189	—	—	39,189
Issuance of units in connection with Settlement of loans payable – stockholders	—	—	—	—	14	—	1,000	—	—	1,000
Issuance of stock options for services rendered	—	—	—	—	—	—	26	—	—	26
Value of warrants issued to investors	—	—	—	—	—	—	2,182	(2,182)	—	—
Non-cash stock option compensation	—	—	—	—	—	—	316	—	—	316
Preferred dividend payable in common stock	—	—	—	—	—	—	—	(1,261)	—	(1,261)
Net loss	—	—	—	—	—	—	—	(11,186)	—	(11,186)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(18)	(18)
Total comprehensive loss										(11,204)
Balance October 31, 2004	15,403,704	$15	—	$—	—	$—	$29,194	$(15,388)	$(36)	$13,785

See accompanying notes

MAJESCO HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year ended October 31,
CASH FLOWS FROM OPERATING ACTIVITIES	2004	2003	2002
Net loss	$(11,186)	$(10,841)	$(751)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Change in fair value of warrants	18,459	—	—
(Gain) loss on litigation expense and settlement renegotiation	(1,200)	4,908	—
Loss on impairment of software development costs	—	3,656	—
Depreciation and amortization	439	356	368
Non-cash compensation expense	342	—	—
Changes in operating assets and liabilities
(Increase) decrease in due from factor – net	(8,895)	2,914	(1,662)
(Increase) decrease in inventory	(1,760)	(8,286)	4,856
(Increase) in capitalized software development costs and prepaid
License fees	(11,732)	(2,307)	(2,881)
Decrease (increase) in prepaid expenses	150	120	(1,013)
(Increase) decrease in other assets	(368)	(76)	259
Increase (decrease) in accounts payable and accrued expenses	11,847	(821)	702
(Decrease) increase in advances from customers	(9,453)	7,503	724
(Payment) of settlement obligations	(5,510)	—	—
Net cash (used in) provided by operating activities	(18,867)	(2,874)	602
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(319)	(152)	(297)
Net cash used in investing activities	(319)	(152)	(297)
CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments) on loan – bank – net	—	(2,360)	(91)
Inventory financing	3,684	2,601	183
(Repayments) borrowings – loans from stockholders – net	(2,562)	2,295	36
Principal payments on capital lease obligations	(41)	(44)	(38)
(Repayment to) advances from officer – net	(200)	200	—
Distribution to stockholders	—	—	(374)
Proceeds from private placement, net of expenses	21,179	—	—
Convertible loan from related party	1,000	—	—
Net cash provided by (used in) investing activities	23,060	2,692	(284)
Effect of exchange rates on cash and cash equivalents	(18)	(44)	—
Net increase (decrease) in cash	3,856	(378)	21
Cash and cash equivalents – beginning of year	314	692	671
Cash and cash equivalents – end of year	$4,170	$314	$692
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$2,806	$1,892	$1,747
Cash paid during the year for income taxes	$240	—	—
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES
Issuance of 100 units of the 7% preferred stock and warrants in connection with settlement of loans from stockholders	$1,000	—	—
Issuance of 285,714 shares of common stock as repayment of loan from related party	$1,000	—	—
Deemed dividend arising from beneficial conversion feature of the preferred stock	$759	—	—
Dividend on preferred stock payable in common stock	$1,261	—	—
Fair value of warrants issued in connection with lock-up agreement	$2,182	—	—

See accompanying notes

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

Merger.    On December 5, 2003, Majesco Holdings Inc. (formerly ConnectivCorp) ("MHI") consummated a merger with Majesco Sales Inc. ("MSI") ("the Merger"). As a result of the Merger, MHI exchanged 2,189,285 shares of common stock and 132,142 shares of Series A preferred stock for all of the issued and outstanding common stock of MSI. The 132,142 shares of Series A preferred stock that were issued in the Merger were convertable into 9,382,142 shares of common stock at any time after MHI amended its certificate of incorporation to increase the authorized common stock to allow for such conversion (see Note 10). Pursuant to the merger agreement, MSI became a wholly-owned subsidiary of MHI.

As a result of the transaction, the former stockholders of MSI were the controlling stockholders of the Company. Additionally, prior to the transaction, ConnectivCorp had no substantial assets. Accordingly, the transaction was treated for accounting purposes as a reverse acquisition of a public shell, and the transaction has been accounted for as a recapitalization of MSI, rather than a business combination. Therefore, the historical financial statements of MSI are the historical financial statements of the Company and historical stockholders' equity (deficiency) of MSI has been restated to reflect the recapitalization. Pro forma information has not been presented since the transaction is not a business combination.

Costs incurred by MSI, principally professional fees in connection with the Merger, amounting to $342,000, were charged to operations during the year ended October 31, 2004.

Reverse stock split.    On December 31, 2004 the Company undertook a 1-for-7 reverse stock split of the common stock outstanding in accordance with the approval of the Company's stockholders on November 4, 2004. As a result of the reverse stock split, every seven shares of the Company's common stock was combined into one share of common stock. The reverse stock split affects all the Company's common stock, stock options and warrants outstanding immediately prior to the effective date of the reverse stock split. Any fractional share resulting from the reverse stock split will be cancelled and exchanged for cash. The reverse split will reduce the number of shares of the Company's common stock outstanding including shares issuable in connection with the exercise of warrants in December, 2004 (see Note 17), from approximately 116.6 million shares to approximately 16.7 million shares.

All amounts of common stock have been retroactively restated throughout these consolidated financial statements to give effect to the 1-for-seven reverse stock split.

2.     PRINCIPAL BUSINESS ACTIVITY

Majesco Holdings Inc. and subsidiaries ("Majesco" or "Company") is an innovative provider of diversified offerings for digital entertainment platforms. The Company's offerings include games, video and digital media peripherals and applications, or gadgets. Majesco's diverse products provide the Company multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. Majesco publishes and distributes video game titles for all major current-generation platforms, including Nintendo's Game Boy Advance and GameCube, Sony's PlayStation 2, Microsoft's Xbox and the personal computer. The Company sells its products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation.    The accompanying consolidated financial statements include the accounts of MHI and MSI and MSI's wholly owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation. The operations of the Company are conducted principally through MSI.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue Recognition.    The Company recognizes revenue upon shipment of its product when title and risk of loss are transferred. In order to recognize revenue, the Company must not have any continuing obligations and it must also be probable that the Company will collect the accounts receivable. Revenues, including sales to resellers and distributors, are recognized when these conditions are met.

For those agreements, which provide customers with the right to multiple copies in exchange for guaranteed minimum royalty amounts, revenue is recognized at delivery of the product master or the first copy since the Company has no continuing obligations including requirements for duplication. Royalties on sales that exceed the guaranteed minimum are recognized as earned.

The Company generally sells its products on a no-return basis, although in certain instances, the Company may provide price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a partial credit against amounts they owe the Company with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances.

The Company estimates potential future product price protection and other allowances related to current period product revenue. The Company analyzes historical experience, current sell through of retailer inventory of the Company's products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of the Company's products and other related factors when evaluating the adequacy of price protection and other allowances.

Sales incentives or other consideration given by the Company to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of the Company's products in a customer's national circular ad, are reflected as selling and marketing expenses.

Shipping and handling, which consist principally of packaging and transportation charges incurred to move finished goods to customers, amounted to $1.7 million, $811,000 and $775,000, and are included in selling expenses for the years ended October 31, 2004, 2003 and 2002, respectively.

Software Development Costs and Intellectual Property Licenses.    Software development costs include milestone payments made to independent software developers. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to development costs. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks or copyrights in the development of the Company's products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fee), and a current liability, (accrued royalties payable) at the contractual amount upon execution of the contract when no significant performance remains with the licensor. Capitalized software development costs classified as non-current relate to titles for which the Company estimates the release date to be more than one year from the balance sheet date.

Commencing upon the related product's release, capitalized software development and property licenses costs are amortized to cost of sales based upon the higher of the ratio of current revenue to total projected revenue or on the straight line method. The amortization period is usually no longer than one year from the initial release of the product. The recoverability of capitalized software development costs and intellectual property licenses is evaluated based on the expected performance of the specific products for which the costs relate. The following criteria are used to evaluate expected product performance: historical performance of comparable products using comparable technology;

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. During the year ended October 31, 2003, as a result of the Company's assessment of the recoverability of capitalized software development costs, the Company recognized an impairment charge of $3.7 million measured by the amount by which the carrying amount of the asset exceeded its fair value. Of this amount, $3.2 million related to the write-off of all costs capitalized in the development of a video game that the Company determined would not be commercially viable and for which development was stopped.

Advertising Expenses.    The Company generally expenses advertising costs as incurred except for production costs associated with media campaigns which are deferred and charged to expense at the first run of the ad. Advertising costs charged to operations were $3.6 million, $2.9 million and $2.1 million for the years ended October 31, 2004, 2003, and 2002, respectively.

Income taxes.    The Company accounts for income taxes under the asset and liability method using Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to November 1, 2003, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes in fiscal years 2003 and 2002 because such liability was the responsibility of the individual stockholders. Effective November 1, 2003, the Company revoked its S Corporation election. On that date the Company became subject to federal income taxes and accordingly, the Company reclassified $16 million of undistributed losses from "accumulated deficit" to "additional paid in capital". No pro forma provision for income taxes has been provided in the accompanying consolidated statements of operations for 2003 and 2002 due to the Company's history of operating losses during these years and prior.

Stock Based Compensation.    The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). The provisions of SFAS 123 allow companies either to expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to apply APB 25 in accounting for its stock option incentive plans. The provisions of SFAS 148 require that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed prominently and in a tabular format. See the table below and Note 12 for the disclosures required by SFAS 123 and SFAS 148.

In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to the Company's employees equals or exceeds the fair market value of the Company's common stock at the date of grant, thereby resulting in no recognition of compensation expense. For awards that generate compensation expense as defined under APB 25, the Company calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Had compensation cost for the Company's stock option plan been determined based on the fair value method set forth in SFAS 123, the Company's net loss and per share amounts for the year ended October 31, 2004 would approximate the pro forma amounts indicated below:

(in thousands except per share amounts)
Net loss – as reported	$(11,186)
Less: Intrinsic value of stock based compensation included in net loss as reported, net of related tax effect	190
Add: Stock based employee compensation determined under fair value based method net of income tax effect	(2,053)
Net loss – pro forma	$(13,049)
Net loss attributable to common stockholders per share:
Basic and diluted-as reported	$(1.84)
Basic and diluted-pro forma	$(2.06)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk free interest rate (annual)	Various rates ranging from 2.71% to 3.83% at date of grant
Expected volatility	30%
Expected life	5 years
Assumed dividends	None

Cash and cash equivalents.    Cash equivalents consist of highly liquid investments with insignificant rate risk and with maturities of three months or less at the date of purchase.

At various times, the Company had deposits in excess of the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses on these accounts.

Inventory.    Inventory, which consists of finished goods, is stated at the lower of cost as determined by the first-in, first-out method, or market. The Company estimates the net realizable value of slow-moving inventory on a title-by-title basis and charges the excess of cost over net realizable value to cost of sales.

Property and equipment.    Property and equipment is stated at cost. Depreciation and amortization is being provided for by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided for over the shorter of the term of the lease or the life of the asset.

Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated customer allowances, the valuation of inventory and the recoverability of advance payments for software development costs and intellectual property licenses. Actual results could differ from those estimates.

Foreign Currency Translation.    The functional currency of the Company's foreign subsidiary is its local currency. All assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of the year, and revenue and operating expenses are

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

translated at weighted average exchange rates during the year. The resulting translation adjustments are included in other comprehensive loss in the statement of stockholders' equity(deficiency).

Loss per share.    Basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted loss per common share has not been presented for the periods because the impact of the conversion or exercise, as applicable, of the warrants (3,832,857); stock options (1,646,893); placement agent warrants (765,714) and lock-up warrants (526,377), would be antidilutive.

The number of shares outstanding for the periods prior to the Merger have been restated to reflect the recapitalization.

Recent accounting pronouncements.    The Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based payment," which will require all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value. This statement will be effective for the Company with the quarter beginning August 1, 2005. The statement will impact the Company as described in the "Stock based Compensation" disclosures above.

The Company does not believe that any other recently issued, but not yet effective accounting standards will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

4.    DUE FROM FACTOR

The Company uses a factor to approve credit and to collect the proceeds from a substantial portion of its sales. The Company also utilizes purchase order financing through the factor to provide funding for the manufacture of its products (see Note 6). In connection with these arrangements, the factor has a security interest in substantially all of the Company's assets. In addition, certain officers of the Company provide personal guarantees in connection with these arrangements.

Under the terms of the agreement, the Company assigns to the factor and the factor purchases from the Company eligible accounts receivable. The factor, in its sole discretion, determines whether or not it will accept a receivable based on its assessment of credit risk. Once a receivable is accepted by the factor, the factor assumes substantially all of the credit risk associated with the receivable. The factor is required to remit payments to the Company for the assigned accounts receivable in accordance with the terms of the assigned invoice, regardless of whether the factor receives payment on the receivable, so long as the customer does not have a valid dispute related to the invoice. The amount remitted to the Company by the factor equals the invoiced amount adjusted for allowances for discounts the Company has provided to the customer. The factor charges 0.5% of invoiced amounts for these credit and collection services.

In addition, the Company may request that the factor provide cash advances based upon the Company's accounts receivable and inventory. The factor may either accept or reject the request for advances in its discretion. Amounts to be advanced to the Company by the factor for any assigned receivable are offset by any amounts previously advanced by the factor. As of October 31, 2004, the factor was advancing approximately 80% of the eligible accounts receivable and also is advancing approximately 50% of inventory, up to a maximum of $1 million. Total advances under the factoring arrangement includes letters of credit for purchase order financing (see Note 6) and is limited to $30 million in the aggregate (as of November 4, 2004 availability was increased to $35 million for 60 days to meet seasonal working capital needs). The interest rate for advances is prime plus 1%. The factor's charges and interest expense on the advances are included in "interest and financing costs" in the accompanying consolidated statement of operations.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Due from factor consists of the following:

	October 31, (000's omitted)
	2004	2003
Outstanding accounts receivable sold to factor, net of allowances of $4,860 and $2,173, respectively.	$31,794	$5,132
Less: advances from factor	22,303	4,536
	$9,491	$596

The following table sets forth the adjustments to the price protection and other customer sales incentive allowances included as a reduction of the amounts due from factor:

	Year Ended October 31, (000's omitted)
	2004	2003	2002
Balance — beginning of year	$(2,173)	$(4,666)	(2,750)
Add: provision	(6,664)	(5,175)	(13,134)
Less: amounts charged against allowance	3,977	7,668	11.218
Balance — end of year	$(4,860)	$(2,173)	$(4,666)

5.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table represents the major components of accounts payable and accrued expenses:

	October 31, (000's omitted)
	2004	2003
Accounts payable-trade	$9,373	$5,890
Royalties	5,777	118
Income taxes	1,271	—
Sales commissions	1,255	418
Salaries and other compensation	1,154	420
Other accruals	1,155	1,309
	$19,985	$8,155

6.    INVENTORY FINANCING PAYABLE

The Company has arrangements with its factor and a finance company for purchase order financing in order to provide letters of credit necessary for the manufacture of our products. Manufacturers require the Company to present letters of credit in order to manufacture the products required under purchase orders from the Company's customers. The Company utilizes letters of credit from a finance company, which charges 3.3% of the purchase order amount for each transaction for 60 days. The Company's factor also provides letters of credit for which the factor charges 0.5% of the purchase order amount for 30 days. Additional charges are incurred if the letters of credit remain outstanding in excess of the original time period.

7.    ADVANCES FROM CUSTOMERS

In certain instances, customers and distributors have agreed to provide the Company with cash advances on their orders. These advances ($2.2 million and $11 million at October 31, 2004 and 2003, respectively) are then applied against future sales to these customers. In exchange for these advances, the Company offers these customers beneficial pricing or other considerations. In connection with

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

sales agreements in 2003 with one of the customers, the Company provided the customer with a performance bond through letters of credit aggregating $4.6 million to guarantee performance under the agreement. The advances were liquidated through shipments and the related obligations under the performance bonds were satisfied.

The Company entered into a license and distribution agreement, as amended, with an interactive game publisher to distribute the Company's video games in Europe that expires March 31, 2005. Under the agreement, the Company provides localized masters to be used in the manufacture of versions of the games customized to operate in the geographic locality. Once the Company has delivered masters, in accordance with the contract, the Company has no further obligations under the contract and accordingly recognizes the minimum guaranteed fees under the contract as its revenue for each product. During the years ended October 31, 2004, 2003 and 2002, the Company recorded in net revenues $600,000, $2.8 million and $354,000, respectively, for royalties earned under the agreement.

In December 2003, the Company was notified by the interactive game publisher that it was terminating the license and distribution agreement as a result of the Merger. The Company is in discussion with the publisher who has indicated an interest in entering into a new contract under revised terms, however, there can be no assurance that the Company will be successful in negotiating a new contract on acceptable terms, or at all.

8.    SETTLEMENT OBLIGATION

In August 2003, the U.S. District Court of Massachusetts, in Infogrames Interactive, Inc. v. Majesco Sales Inc., entered judgment against MSI in the approximate amount of $6.7 million pursuant to a breach of contract action. In December 2003, the Company settled the case by agreeing to pay Atari Interactive, Inc. (formerly Infogrames Interactive, Inc.) ("Atari") $6.7 million as follows: (a) $1 million no later than two weeks after signing of the settlement agreement (the "Effective Date"); (b) $2.5 million upon the first to occur of (1) the Company receiving a total of $15 million or more in third party financing (subject to various terms and conditions) (the "Financing Date") or (2) June 30, 2004; (c) $1 million on the earlier of one year from the Financing Date or June 30, 2005, with interest at 5% per annum; and (d) $2.2 million on a date which was to be 42 months from the Effective Date, such payment accruing interest at the rate of 5% per annum from the earlier of the Financing Date or June 30, 2004. The Company borrowed $1 million to make the initial payment (see Note 16), and, as a result of the private placement (See Note 10) the Company paid $2.5 million and the $500,000 all in accordance with the terms of the settlement.

In May, 2004, in exchange for a one-time payment of $1.5 million by the Company in settlement of the remaining obligations (resulting in a $1.2 million gain), Atari agreed to release the Company from (i) any further obligations; (ii) all restrictions contained in the settlement agreement; and (iii) all obligations of any nature whatsoever with regard to the judgement.

9.    LOAN PAYABLE—STOCKHOLDERS

As of October 31, 2003, two of the Company's principal stockholders had advanced the Company $3.6 million, net of loan repayments. During the year ended October 31, 2003, the Company utilized $2.5 million of the proceeds of the loan to repay outstanding from the stockholders amounts under a line of credit agreement with a bank. The outstanding loan bore interest at the rate 10% per annum with interest payable monthly. At October 2003, there was also $24,000 of accrued interest outstanding. During the years ended October 31, 2004, 2003 and 2002, the Company charged to operations for interest expense $152,000, $276,000 and $240,000, respectively, related to this obligation.

The Company utilized $2.5 million from the proceeds of the preferred stock offering to repay a portion of the loans from the stockholders. In order to satify the remaining balance of the loan, the Company agreed to issue to two of the Company's executive officers who are also principal stockholders, in the aggregate, 100 units in conjunction with the private placement (see Note 10).

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    PRIVATE PLACEMENT

On February 26, 2004, the Company completed a private placement of securities in which the Company raised $25.8 million in gross proceeds from a group of institutional and accredited investors. The private placement resulted in net proceeds of $21.2 million after deducting the placement agent fees and other related expenses. In addition, the placement agent received warrants to purchase up to 268 of similar units, exercisable for five years from the date of issuance.

Pursuant to the terms of the private placement, the Company issued 2,583 units, each unit consisting of (i) one share of 7% convertible preferred stock, convertible into 1,428 shares of common stock and (ii) a three year warrant to purchase 1,428 shares of common stock at an exercise price of $7.00 per share.

The Company used $3.3 million of the net proceeds to pay certain creditors, including $2.5 million for a previously negotiated settlement amount to Atari and $2.5 million to repay portions of loans previously made to the Company by two of the Company's executive officers. In order to satisfy the remaining balance of the aforementioned loan, the Company agreed to issue to the executive officers, in the aggregate, 100 units. The Company used the remaining balance of the proceeds for working capital purposes.

The Company recorded a deemed dividend of $759,000 for the year ended October 31, 2004, relating to the beneficial conversion feature attributable to the 7% preferred stock, after deducting the fair value of the warrants issued. The deemed dividend increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per common share.

Each share of 7% preferred stock automatically converted into common stock at a conversion price of $7.00 per share as of October 29, 2004, the effective date of a registration statement as to the resale of the common stock underlying the 7% preferred stock and the warrants. Each share of 7% preferred stock entitled the holder to receive a 7% cumulative dividend payable solely in shares of common stock, on an annual basis. As of October 31, 2004, the Company recorded a liability of $1.3 million for the 78,283 shares of common stock to be issued for the dividend accrued during the period prior to the conversion of the preferred stock. On November 4, 2004, the dividend was declared by the board of directors to be payable on November 15, 2004.

In connection with the private placement, the holders of the Series A preferred stock surrendered an aggregate of 50,301 shares of their Series A convertible preferred stock, which were convertible into 3,571,421 shares of common stock. On April 13, 2004, the Company amended its Certificate of Incorporation to increase its authorized common stock to 250,000,000 shares and the holders of the Series A preferred stock converted their remaining 81,841 shares into 5,810,721 shares of common stock. All of the former holders of the Company's Series A convertible preferred stock have also agreed not to sell or otherwise dispose of any of the Company's securities held by such persons, subject to certain exceptions and without the consent of the placement agent until October 28, 2005.

In accordance with Emerging Issues Task Force Issue 00-19, referred to as EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock," the Company initially accounted for the fair value of $21 million for the warrants as a liability since the Company would have incurred substantial penalties if it had not complied on a timely basis with the warrantholders' registration rights. The fair value of the warrants was calculated utilizing the Black-Scholes option-pricing model. As a result of changes in the market value of the Company's common stock from the closing date through October 29, 2004, the effective date of the registration statement, the Company recorded a non-cash charge of $18.5 million to reflect the associated change in value of the warrants during the period. As of the effective date of the resale registration statement, the fair value of $39.2 million for the warrants was reclassified to equity pusuant to paragraph 10 of EITF 00-19.

Effective February 17, 2004, in order to assist the Company in its financing efforts, all of the former holders of the Series A Preferred Stock agreed to place an aggregate of 142,857 shares (35,714

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

each) of common stock received in the Merger into escrow for five years to satisfy certain claims that may arise in the future against Majesco or ConnectivCorp in connection with the issuance of securities and/or any trading by ConnectivCorp from October 1, 2003 through December 31, 2003.

The Company had the right to call the warrants issued in the private placement for $.007 per share of common stock underlying the warrants. In September 2004, in exchange for new warrants to purchase an aggregate of 369,000 shares of common stock, exercisable at $21.00 per share and expiring on September 15, 2007, the holders' agreed to restrict the disposition of their shares of the Company's common stock underlying the units ("lock-up"), the Company agreed with the holders to not call the warrants until the lock-up is no longer in effect. The lock-up expires January 31, 2005, subject to certain exceptions. The Company entered into similar lock-up agreements with the holders of 1,368,348 shares of common stock and a holder of 262,857 shares underlying warrants and convertible securities. Warrants issued to these holders are exercisable for an aggregate of 163,120 shares. The Company recorded in the quarter ended October 31, 2004, a $2.2 million charge to reflect the fair value of the warrants issued in lock-up agreements. This charge increased the loss attributable to common stockholders in the calculation of basic and diluted net loss per common share.

The warrants issued in connection with the lock-up are callable at the Company's option if the price of common stock is at least $35.00 per share for 60 consecutive days, the average daily trading volume for such period is at least 10,714 shares and the sale of the underlying common stock is registered. The Company has agreed to file a resale registration statement for these shares by January 31, 2005, subject to extension under certain circumstances. These warrant holders also received certain piggyback registration rights.

11.    INCOME TAXES

The provision for income taxes for the year ended October 31, 2004 consists of:

(000's omitted)
Current:
Federal	$1,251
State	299
Total current	1,550
Deferred income tax benefit related to non-cash compensation	(126)
$1,424

The difference between income taxes computed at the statutory federal rate and the provision for income taxes for the year ended October 31, 2004 relates to the following:

	(000's omitted) Amount	Percent of Pretax Income
Tax benefit at federal statutory rate	$(3,319)	(34)%
State income taxes, net of federal income tax benefit	102	1
Non-deductible charge for change in fair value of warrants	6,276	65
Net operating loss carry forwards (1)	(289)	(3)
Change in valuation allowance	(1,243)	(13)
Other	(103)	(1)
	$1,424	15%

(1)	The Company utilized all net operating loss carry forwards available to offset current year taxable income.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The tax effects of temporary diffrences, and the valuation allowance that give rise to deferred income tax assets were as follows:

	October 31, (000's omitted)
	2004	2003
Impairment of capitalized software development costs not currently deductible		$1,243
Compensation expense not deductible until options are exercised	$126
Less valuation allowance		(1,243)
Deferred tax asset	$126	$0

Included in other assets at October 31, 2004 is a deferred tax asset of $126.

12.    STOCK-BASED COMPENSATION ARRANGEMENTS

On February 13, 2004, the stockholders approved a stock option plan that provides for the granting of options to purchase the Company's common stock. The plan covers employees, directors and consultants and provides for among other things, the issuance of non-qualified options and incentive stock options. As of October 31, 2004, the Company has reserved 15 million shares of common stock for issuance under the plan.

A summary of the status of the Company's options as of October 31, 2004 and changes during the year then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	—
Granted	1,692,533	$17.50
Canceled	45,640	13.30
Exercised	—	—
Outstanding at end of year	1,646,893	$17.57
Options exercisable at year-end	440,318	$18.69
Weighted-average fair value of options granted during the year	$6.37

The following table summarizes information about stock options at October 31, 2004:

Range of Exercise Prices	Options Outstanding	Options Exercisable
	Number Outstanding	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price	Number Exercisable	Weighted- average Exercise
$ 7.00 – $13.30	816,184	9.6	$10.99	27,303	$7.00
14.00 – 19.60	482,855	9.9	19.32	413,015	19.46
21.00 – 31.92	347,854	9.7	30.73	—	—
$ 7.00 – $31.92	1,646,893	9.7	$17.57	440,318	$18.69

13.    EMPLOYEE RETIREMENT PLANS

During 2003, the Company merged its existing defined contribution pension plan and a money purchase pension plan which covered all eligible employees. Contributions are funded as accrued, not to exceed 25% of each eligible employee's compensation.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During October 2003, the Company adopted a defined contribution 401(k) plan covering all eligible employees.

The Company charged to operations $69,000 and $162,000 for contributions to retirement plans for the years ended October 31, 2003 and 2002, respectively.

Certain stockholders and key employees of the Company serve as trustees of plans.

14.    MAJOR CUSTOMERS

Sales to Toys "R" Us Inc. represented 25%, 32% and 19% of net revenues in 2004, 2003 and 2002, respectively. Sales to Wal-Mart, Inc. represented 27% and 12% of net revenues in 2004 and 2002, respectively. Sales to Jack of All Games, Inc. a subsidiary of Take-Two interactive Software, Inc. represented 16% of net revenues in both 2004 and 2003. Sales to Electronics Boutique Inc. represented 10% of net revenues in 2002.

15.    CONTINGENCIES AND COMMITMENTS

Commitments

The Company may utilize forward contracts in order to reduce financial market risks. These instruments are used to hedge foreign currency exposures of underlying assets, liabilities, or certain forecasted foreign currency denominated transactions. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions. These contracts do not meet the criteria for hedge accounting and are recorded at fair value with unrealized gains (losses) included in net income (loss). The fair value of foreign currency contracts is estimated based on the spot rate of the hedged currency as of the end of the period. As of October 31, 2004, the contractual amount outstanding was $2.8 million, which required the Company to record an unrealized loss of $267,000 during the year ended October 31, 2004 which is included in accounts payable and accrued expenses. The risk of counter party nonperformance associated with this contract was not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that the Company's hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

At October 31, 2004 the Company was committed under agreements with certain developers for future milestone and license fee payments aggregating $30.2 million and $1.3 million, respectively. Milestone payments represent scheduled installments due to the Company's developers based upon the developers providing the Company certain deliverables, as predetermined in the Company's contracts. In addition, the Company may have to pay royalties for products sold. These payments will be used to reduce future royalties due to the developers from sales of the Company's videogames.

The Company is obligated under noncancelable operating leases for administrative offices, automobiles, and equipment expiring at various dates through 2009. The future aggregate minimum rental commitments exclusive of required payments for operating expenses are as follows (in thousands):

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year ending October 31,	(000's omitted)
2005	$572
2006	445
2007	394
2008	352
2009	263
$2,026

Total rent expense amounted to $461,000, $536,000 and $466,000 for the years ended October 31, 2004, 2003 and 2002, respectively.

At October 31, 2004, the Company had open letters of credit aggregating $6.4 million under the Company's purchase order assignment arrangements for inventory to be delivered during the subsequent year.

The Company has entered into "at will" employment agreements with several key executives. These employment agreements include provisions for, among other things, annual compensation, bonus arrangements and stock option grants. These agreements also contain provisions related to severance terms and change of control provisions.

Contingencies

On September 20, 2002, Rage Games Limited filed a complaint against the Company based on claims of breach of contract and other claims and sought $6 million in damages.

On December 28, 2004, the parties entered into a settlement agreement in which the Company agreed to pay $650,000, on or before February 15, 2005 for a full and complete settlement of the litigation, including all claims and counterclaims.

On December 17, 2003 the Company received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in the Company's common stock between the time of the signing of the letter of intent with respect to the Merger and the date that the Company announced that a letter of intent was signed. There also appeared to have been unusual trading activity around the time of the signing of the definitive agreement for the Merger and prior to the announcement of such signing.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review and thanked the Company for its cooperation in the review. The letter indicated that the NASD referred the matter to the Securities and Exchange Commission ("SEC") for action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." If the Company is sanctioned or otherwise held liable for this trading any such sanctions could have a material adverse effect on the Company's reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

On September 1, 2004, Entertainment Finance International, LLC ("EFI") commenced a breach of contract action relating to an outstanding warrant held by EFI. EFI alleged that pursuant to the terms of the warrant, the Company was obligated to pay $1,750,000 for the repurchase of the shares underlying the warrant. In July 2004, the Company issued 21,018 shares of Majesco stock pursuant to the exercise of the warrant. Pursuant to a settlement agreement dated January 10, 2005, the Company agreed to pay $250,000 to EFI and, if the Company concludes a secondary offering by February 21, 2005, an additional $985,000 from the offering proceeds. If the Company does not complete the

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

secondary offering by February 21, 2005, the Company can either elect to pay an additional $985,000 or deliver additional shares of the Company's common stock to EFI with a value of $1,235,000. The liability will be recorded as an adjustment to "Additional paid in capital" since the alleged obligation existed prior to the ConnectivCorp merger.

In the opinion of management, on the advice of counsel, the Company has made adequate provision for potential liabilities, if any, arising from litigation settlements and other claims arising from the above matters. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results.

16.    RELATED PARTY TRANSACTIONS

In November 2003, in connection with the litigation settlement with Atari (see Note 8), the Company borrowed $1 million from the father-in-law of the President. The loan was convertible into 285,714 shares of the Company's common stock at the time there was a sufficient number of authorized shares to allow for the conversion of the loan. The loan was converted into common stock in April 2004.

The Company utilized $2.5 million from the proceeds of the private placement (see Note 10) to repay portions of loans previously made to the Company by two of the Company's executive officers who are also principal stockholders. In order to satisfy the remaining balance of the loans previously provided by the two executive officers, the Company agreed to issue to them, in the aggregate, 100 units similar to those issued in the private placement.

The Company uses the services of a company in which the brother of the Chairman Emeritus is an officer and co-owner for printing and packaging of the Company's products. During the years ended October 31, 2004, 2003 and 2002, the Company was charged $4.1 million, $1.9 million, and $672,000, respectively, for services provided which is principally included in "product costs" in the accompanying consolidated statement of operations. At October 31, 2004 and 2003 the amounts due to this vendor are $1.4 million and $876,000 respectively, which are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

17.    SUBSEQUENT EVENTS

In December 2004, the Company offered certain qualified institutional buyers and institutional accredited investors the right to exercise warrants to purchase 1,171,419 shares of common stock at an exercise price of $5.95 per share. The warrants were initially issued in the February 2004 private placement and exercisable at $7.00 per share. The Company's proceeds from the exercise is $6.4 million. As a result of this transaction, we will record a non-cash charge of $1.1 million to recognize the exercise of warrants at a reduced exercise price. The charge will reduce net income attributable to common stockholders in the calculation of earnings per share.

As a condition to receiving the reduced exercise price, the exercising warrantholders agreed that the shares of common stock received by them upon the exercise of the warrants would be removed from the prospectus, covering their resale, dated October 29, 2004. The Company agreed to file a new registration statement by January 10, 2005, and will be obligated to pay the exercising warrantholders a penalty equal to 6.0% of the exercise price if the registration statement is not timely filed. Also, if the registration statement is not declared effective by February 15, 2005, the Company will be required to pay an additional penalty equal to 1.5% of the exercise price for each two-week period after such date that the registration statement is not declared effective, subject to a 6.0% aggregate annual cap.

6,000,000 Shares

Common Stock

PRICE $12.50 PER SHARE

RBC CAPITAL MARKETS	JMP SECURITIES
HARRIS NESBITT	WEDBUSH MORGAN SECURITIES INC.

P R O S P E C T U S

January 25, 2005